No Act
P.E. 2-7-07

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

[redacted]

07050069

March 29, 2007

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 3/29/07

Christina Lai
Senior Legal Director
Yahoo! Inc.
701 First Avenue
Sunnyvale, CA 94089

Re: Yahoo! Inc.
Incoming letter dated February 7, 2007

Dear Ms. Lai:

This is in response to your letters dated February 7, 2007 and March 12, 2007 concerning the shareholder proposal submitted to Yahoo! by Jing Zhao and Andrew Zhao. We also have received letters from the proponents dated February 20, 2007, February 21, 2007, and March 15, 2007. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponents.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

David Lynn
Chief Counsel

Enclosures

cc: Jing and Andrew Zhao
160 Maidenhair Ct.
San Ramon, CA 94582

March 29, 2007

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Yahoo! Inc.
Incoming letter dated February 7, 2007

The proposal relates to implementation of a "Global Internet" policy.

There appears to be some basis for your view that Yahoo! may exclude the proposal under rule 14a-8(f). We note that the proponents appear to have failed to supply, within 14 days of receipt of Yahoo!'s request, documentary support evidencing that they satisfied the minimum ownership requirement for the one-year period as of the date that they submitted the proposal as required by rule 14a-8(b). Accordingly, we will not recommend enforcement action to the Commission if Yahoo! omits the proposal from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which Yahoo! relies.

Sincerely,

Derek B. Swanson
Attorney-Adviser

YAHOO!

1934 Act/Rule 14a-8

February 7, 2007

VIA COURIER

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, NE
Washington, D.C. 20549

Re: Intention to Omit Stockholder Proposal
Submitted by Jing Zhao and Andrew Zhao

Ladies and Gentlemen:

Yahoo! Inc., a Delaware corporation ("Yahoo!" or the "Company"), hereby requests confirmation that the staff (the "Staff") of the Division of Corporation Finance of the Securities and Exchange Commission (the "Commission") will not recommend any enforcement action if, in reliance on certain provisions of Rule 14a-8 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), the Company omits the enclosed stockholder proposal (the "Proposal") and supporting statement (the "Supporting Statement") submitted by Jing Zhao and Andrew Zhao (collectively, the "Proponents") from the Company's proxy materials for its 2007 Annual Meeting of Stockholders.

Pursuant to Rule 14a-8(j)(2), we have enclosed six (6) copies of this letter and the related exhibits. A copy of this letter, together with the related exhibits, is also being delivered to the Proponents informing them of the Company's intention to omit the Proposal and Supporting Statement from its proxy materials.

The Proposal

On December 13, 2006, Yahoo! received a letter dated December 7, 2006 from Ms. Ann Lau of the Visual Artists Guild (the "December 7 Guild Letter"), on behalf of the Proponents, containing the following proposal for inclusion in the Company's 2007 proxy statement:

> "Be it resolved by the stockholders to request the board of directors to implement the above "Global Internet" policy as follows:
>
> For Collective Action, Yahoo! management shall produce reports to the stockholders in June and December of each year as to what Collective Action has been taken, on a country by country basis, to promote the principles of freedom of speech within the United States and in all other

> countries in which Yahoo! operates, especially those in which content is treated more restrictively than the United States, such as China.
>
> For Compliance Practices Yahoo! management shall notify each Yahoo! e-mail user as to what individual data about the user is available to any government agency and how Yahoo! provides such individual data; with such notice to appear on the user's Yahoo! e-mail webpage.
>
> For Information Restrictions, Yahoo! management, in countries which restrict search results, shall notify each user of the search engine of all such imposed restrictions, with such notice to appear at the top of all search results pages.
>
> For Government Engagement, Yahoo! management shall produce reports to the stockholders in June and December to describe any changes, country by country, which have been made in Yahoo! internet services regarding search content restrictions and surveillance of users by government agencies, including any specific procedural protections adopted."

The Company also received a letter dated December 10, 2006 (the "December 10 Letter") from the Proponents on December 14, 2006, transmitting the identical Proposal. In each instance, the Proposal was accompanied by a Supporting Statement which, along with the text of the Proposal, is attached hereto as Exhibit A.

As discussed more fully below, the Company believes that it may omit the Proposal and Supporting Statement from its 2007 proxy materials for the following reasons:

1. The Proponents have failed to submit adequate documentation to confirm their eligibility to submit the Proposal as required under Rule 14a-8(b), and therefore the Proposal may be omitted pursuant to Rule 14a-8(f);

2. The Proposal deals with a matter relating to the Company's ordinary business operations, and therefore may be omitted pursuant to Rule 14a-8(i)(7);

3. Portions of the Proposal have already been substantially implemented by the Company, and therefore may be omitted pursuant to Rule 14a-8(i)(10);

4. The Company lacks the power or authority to implement the Proposal, and to that extent, may omit the Proposal and Supporting Statement pursuant to Rule 14a-8(i)(6);

5. The Proposal is substantially duplicative of another proposal that may be included in the Company's proxy materials for the same meeting, and therefore may be omitted pursuant to Rule 14a-8(i)(11); and

6. The Supporting Statement contains materially false and misleading statements in violation of Rule 14a-9, and such statements may be omitted pursuant to Rule 14a-8(i)(3).

Analysis

1. The Proposal may be excluded pursuant to Rule 14a-8(f) because the Proponents have failed to establish their eligibility to submit the Proposal as required under Rule 14a-8(b).

To be eligible to submit a proposal for inclusion in a company's proxy statement under Rule 14a-8(b)(1), a proponent "must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date [the proponent] submit[s] the proposal." If the proponent is not the registered holder of the securities and has not filed a Schedule 13D, Schedule 13G or reports under Section 16 of the Exchange Act, the proponent must prove eligibility to the company under Rule 14a-8(b)(2)(i) by submitting to the Company a written statement from the "record" holder of the securities verifying that, at the time the proposal was submitted, the proponent continuously held the securities for at least one year. The proponent must also include a written statement that the proponent intends to continue to hold the securities through the date of the shareholders meeting.

Enclosed with the December 7 Guild Letter (which was first received by the Company on December 13) were copies of trade confirmations from TD Waterhouse Investor Services, Inc., indicating that Andrew Zhao had acquired 45 shares of the Company's common stock on February 27, 2004, and that Jing Zhao had acquired 100 shares of the Company's common stock on July 13, 2004. The December 7 Guild Letter, together with the enclosed trade confirmations, are attached to this letter as Exhibit B. The December 7 Guild Letter did not include any statement from the record holder or any other information or materials to verify that either of the Proponents satisfied the one-year continuous ownership requirement as of the date on which the Proposal was submitted. Moreover, the December 7 Guild Letter did not include a statement of the Proponents' intention to continue to hold the securities through the date of the stockholders meeting.

The December 10 Letter from the Proponents enclosed the same trade confirmations as were included with the December 7 Guild Letter, together with what appear to be printouts from an Internet website of TD Ameritrade account statements. Each of the account statements shows holdings of the Company's stock as of December 4, 2006 -- 3 days prior to the date of the December 7 Guild Letter, and 6 days prior to the date of the Proponents December 10 Letter.

Neither of the printouts identifies the account holder, although each printout contained unidentified handwritten annotations indicating the name and address of each of the Proponents. A copy of the Proponents' December 10 Letter, together with all enclosures, is attached to this letter as Exhibit C. As with the December 7 Guild Letter, the Proponents' December 10 Letter did not include a statement of the Proponents' intention to continue to hold the securities through the date of the stockholders' meeting.

The Company determined that the materials enclosed with the December 7 Guild Letter and the Proponents' December 10 Letter did not satisfy the requirements under Rule 14a-8 to verify the Proponents' eligibility to submit the Proposal for inclusion in the Company's proxy materials. Accordingly, on December 21, 2006, and within the 14-day period specified in Rule 14a-8(f)(1), the Company sent a letter to the Proponents (with a copy to the Guild) to notify them of the deficiencies and to request that the Proponents cure the deficiencies within 14 days of their receipt of the Company's letter. The Company's December 21 letter, a copy of which is attached to this letter as Exhibit D, specifically identified the two deficiencies, included the actual text of the relevant requirements in Rule 14a-8(b)(2)(i) with which the Proponents needed to comply, and set forth the deadline by which the Proponents must send their response.

The Proponents responded by fax to the Company on December 27, 2006.[1] The Proponents included in their December 27 communication a statement to confirm their intention to hold their securities through the date of the 2007 Annual Meeting. The December 27 fax also included the following materials:

- Copies of e-mail exchanges between each of the Proponents and a client support representative at TD Ameritrade by the name of "Jamie M." The client support representative, in response to a request from each Proponent to "write me a letter to confirm that I own . . . shares of Yahoo!" since a date specified by the individual Proponent, responded with confirmation of the initial acquisition date of the shares based on the Proponent's monthly statements. Neither of the e-mail exchanges addressed the issue of *continuous* ownership since such acquisition date through the date of submission of the Proposal, nor did they provide any additional information beyond that which could be determined from the trade confirmations that the Proponents included with their original submission dated December 10.

- Copies of excerpted pages from TD Ameritrade account statements for each of the Proponents, showing (among other things) holdings of Yahoo! common stock as of the period ending September 29, 2006 -- almost 3 months prior to the date on which the Proponents submitted the Proposal to the Company.

[1] While the Proponents appear to have transmitted their response by fax on December 27, the Company was closed during that entire week for the Christmas and New Year's holidays. Therefore, Company personnel did not see the Proponents' fax until they returned on January 2, 2007.

- Copies of what appear to be printouts from a TD Ameritrade website, showing a list of trade confirmations from February 24 and July 8, 2004, respectively, through December 25, 2006. Each of these printouts contains an account number that is slightly different from the number on the accompanying account statements (*e.g.*, "Account No. 589-94029-1-0 vs. Account 58994029), as well as unidentified handwritten marks to highlight the references to transactions in the Company's stock. Additionally, the printouts do not identify the Proponents by name, nor do they confirm that the list of transactions is complete and accurate, and that there have been no other transactions by either of the Proponents involving shares of the Company's common stock.

A copy of the Proponents' December 27 communication, including the enclosed materials, is attached to this letter as Exhibit E.

On January 5, 2007, Mr. Jing Zhao left a voice mail message, inquiring as to whether the Company received the Proponents' December 27 fax. The Company replied by fax on the same day to confirm the Company's receipt of the Proponents' December 27 communication. A copy of the Company's letter to Mr. Jing Zhao is attached to this letter as Exhibit F.

The Company believes that under the Commission's rules and existing Staff interpretations, the materials submitted by the Proponents are insufficient to establish that they *continuously* owned the requisite number of shares of Company stock for at least one year as of the date on which they submitted the Proposal to the Company. The Proponents have submitted a myriad of account statements, trade confirmations, informal e-mail messages, webpage printouts and other selected account information, presumably with the expectation that the Company, by making certain assumptions and employing deductive reasoning, can "connect the dots" to determine that the Proponents satisfy the eligibility requirements. However, in Staff Legal Bulletin No. 14 (July 13, 2001), the Staff expressly addressed this situation, and stated that such materials are insufficient to establish eligibility under Rule 14a-8. In pertinent part, the Staff posed and answered the following question in Section C.1c.(2):

Q: Do a shareholder's monthly, quarterly or other periodic investment statements demonstrate sufficiently continuous ownership of the securities?

A: No. A shareholder must submit *an affirmative written statement* from the record holder of his or her securities that *specifically* verifies that the shareholder owned the securities *continuously* for a period of one year *as of the time of submitting the proposal.*

(Emphasis added.)

The trade confirmations, e-mail messages with the client support representative at TD Ameritrade and other account data submitted by the Proponents speak only to their initial acquisition of shares of the Company's common stock or to their holdings as of a specified date – they in no way constitute an *affirmative* written statement by the record holder that *specifically* verifies *continuous* ownership of the shares for the one-year period preceding the date on which the Proponents submitted the Proposal. Instead, the Company believes that these materials are similar to those considered by the Staff in *XM Satellite Radio Holdings, Inc.* (March 28, 2006), in which the Staff concurred in the view that trade confirmations and other statements from an online broker are insufficient to demonstrate satisfaction of the minimum continuous ownership requirement. *See also General Motors Corporation* (March 24, 2006) (account statement from TD Ameritrade insufficient to prove continuous ownership). Moreover, even if the account statements and other data were otherwise determined to be sufficient to establish the requisite continuous ownership, none of the materials supplied by the Proponents present information as of a date that corresponds to the date on which the Proponents submitted the Proposal, regardless of whether one uses December 7 (the date of the Guild's Letter) or December 10 (the date of the Proponent's initial letter) as the date of submission. In this regard, we believe that the current situation is analogous to the situation reviewed by the Staff in *Milacron, Inc.* (December 21, 2004). In *Milacron*, the proponent attempted to verify compliance with the continuous ownership requirement for a proposal submitted on September 15, 2004, by submitting a letter from a broker stating that the proponent owned shares of the company's stock as of the market close on July 1, 2004, and that the shares had been purchased from 1989 through 2002. The Staff nevertheless concurred with the company's view that it could exclude the proposal by reason of the fact that the proponent failed to adequately verify his eligibility under Rule 14a-8(b).

The Company notified the Proponents of the deficiencies as required under Rule 14a-8(f)(1), but the Proponents have failed adequately to correct the deficiencies within the prescribed time period and to verify that they satisfy the continuous ownership requirement as set forth in Rule 14a-8(b) and relevant Staff interpretations. Accordingly, the Company believes that it may properly exclude the Proposal and Supporting Statement in reliance on Rules 14a-8(b) and 14a-8(f).

2. **The Proposal may be excluded pursuant to Rule 14a-8(i)(7) because it deals with matters relating to the Company's ordinary business operations.**

A company may exclude a stockholder proposal from the company's proxy materials under Rule 14a-8(i)(7) if the proposal deals with a matter relating to the company's ordinary business operations. In Release No. 34-40018 (May 21, 1998) (which we will refer to in this letter as the "1998 Release"), the Staff indicated that the underlying policy of the "ordinary business" exception is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." The Staff further stated in the 1998 Release that this general policy rests on two central considerations. The first is that "[c]ertain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." The second consideration relates to "the degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment."

The Company believes that the Proposal is precisely the type of matter that the "ordinary business" exception in Rule 14a-8(i)(7) is intended to address. The Proposal seeks to institute practices and procedures that, if implemented, would dictate the basis and manner in which the Company provides or makes available services to its users. For example, the Proposal requests that the Company (i) notify users that it has imposed restrictions on search results in various countries, and post this notice at the top of search results pages, and (ii) notify e-mail users of what data is collected and how it is shared, with such notice to appear on the user's e-mail webpage. However, matters such as the content and appearance of the Company's web pages and the Company's communications with its users are routinely handled by management as part of the Company's day-to-day business operations. Furthermore, in seeking reports[2] on the action taken by Yahoo! in promoting the principles of free speech, and the changes in Yahoo!'s Internet services regarding search content restrictions and government surveillance, the Proposal seeks to interfere with the Company's response to applicable governmental regulations. Not only are these matters fundamental to management's ability to operate the Company on a daily basis, but they are also complex matters which, in order to make an informed judgment, require a detailed understanding of, among other things, the Company's business, the services offered by the Company and the manner in which those services are provided, available technology and the various regulatory environments in which Yahoo! operates. It would simply be impractical, and interfere with the conduct of the Company's business, to have stockholders, as a group, micro-managing such complex aspects of the Company's business, or seeking solutions to these matters in the context of an annual stockholders meeting.

With the understanding that the specific instructions in the Proposal are intended to focus the Company' attention on freedom of expression and privacy, the Company's position in this regard is further supported by the fact that the Company's management already addresses the matters referenced in the Proposal. Over the last year, and in any case prior to receiving the Proposal, the Company has established a multi-disciplinary and cross-functional team of Yahoo! employees worldwide to coordinate and support the Company's efforts to address privacy and free expression issues on a global basis. The team consists of Yahoo! employees from a variety of disciplines and departments, including legal, public and governmental relations, privacy, public policy, community affairs, global law enforcement and compliance, security, emerging markets and international operations. Members of the team consult regularly with Company officers and other personnel and respond to internal and external requests for information and

[2] The Staff has previously stated that, in determining whether a proposal that requests preparation and dissemination of a special report to shareholders on specific aspects of a company's business is excludable under Rule [14a-8(i)(7)], the Staff "will consider whether the subject matter of the special report involves a matter of ordinary business." See Exchange Act Release No. 34-20091 (Aug. 16, 1983) (referencing the predecessor to Rule 14a-8(i)(7)).

feedback on foreign laws and Company practices and policies. Members of the team also frequently engage and consult with outside experts, such as the U.S. Department of State and various academic institutions (such as The Berkman Center on Internet & Society at Harvard Law School), and collaborate with leaders and representatives of other technology and communications companies to seek solutions to the free expression and privacy challenges that these companies face when conducting business internationally. In short, this multi-disciplinary team of executives and managers is responsible for guiding the Company, when faced with laws, regulations and policies that implicate human rights issues, in making decisions as to how best to conduct business in compliance with current regulations, and how best to act or respond to effect change in the regulatory framework to promote the Company's business objectives.[3]

In several analogous circumstances, the Staff has permitted companies to exclude on the basis of Rule 14-8(i)(7) proposals aimed at comparable management functions. *See, e.g., Bank of America Corporation* (March 7, 2005) (company permitted to exclude a proposal requesting a report on the company's "policies and procedures for ensuring that all personal and private information pertaining to all Bank of America customers will remain confidential in all business operations 'outsourced' to offshore locations"); *Carnival Corporation and Carnival plc* (January 6, 2006) (company allowed to exclude proposal requiring that company terminate contracts to display certain broadcast stations and certain media publications, because it related to the "nature, content and presentation of programming"); *Time Warner Inc.* (February 6, 2004) (company permitted to exclude proposal creating a committee to review the link between tobacco use by teens with tobacco use in youth-rated movies, because it related to ordinary business operations involving the "nature, presentation and content of programming and film production"); *Bank of America Corporation* (February 21, 2006) (company permitted to exclude a proposal that pertained to "customer relations"). *See also Sprint Corporation* (February 6, 2002) (company permitted to exclude a proposal requesting that the board prepare a report on the feasibility of using recycled paper for billing statements, noting that the proposal related the company's ordinary business of "decisions concerning the paper stock and method of billing."). The Staff has also classified as "ordinary business" the manner in which a company complies with or responds to governmental regulation. *See, e.g., Monsanto Company* (November 3, 2005) (company permitted to exclude a proposal establishing an ethics oversight committee because it related to the "general conduct of a legal compliance program"); *Microsoft Corporation*

[3] The Company's proactive engagement on these issues, and its efforts to solicit input from others and inform the public of its progress, are further confirmed in a number of recent announcements and public statements by or involving the Company. *See, e.g.,* Company press release issued on February 13, 2006 entitled "*Yahoo! Our Beliefs as a Global Internet Company.*" *See also* press release issued on January 18, 2007 by Business for Social Responsibility (announcing an initiative by a group of companies (including Yahoo!), academics, investors and technology leaders and human rights organizations to seek solutions to the free expression and privacy challenges faced by technology and communications companies doing business internationally); *On Being Global,* Yahoo! Corporate Blog, January 18, 2007 (http://yodel.yahoo.com/2007/01/18/on-being-global/); and *The GIFT of giving,* Yahoo! Corporate Blog, February 2, 2007 (http://yodel.yahoo.com/2007/02/02/the-gift-of-giving/). For the Staff's convenience, we are enclosing with this letter a copy of each of the foregoing materials (attached as Exhibit G, Exhibit H, Exhibit I, and Exhibit J, respectively).

(September 29, 2006) (company permitted to exclude a proposal requesting a report on the company's response to regulation of the Internet because it related to the ordinary business operation of "evaluating the impact of expanded government regulation of the Internet"). The Staff has also allowed companies to exclude proposals under the "ordinary business" exception to the extent that they attempt to involve the company in a legislative process relating to aspects of its business operations. *See, e.g., Verizon Communications, Inc.* (January 31, 2006); *International Business Machines Corporation* (March 2, 2000); *Pepsico, Inc.* (March 7, 1991); *Dole Food Company* (February 10, 1992); and *GTE Corporation* (February 10, 1992).

For all of the foregoing reasons, the Company believes that it may exclude the Proposal and Supporting Statement from the Company's proxy materials in reliance on Rule 14a-8(i)(7).

3. Portions of the Proposal have already been substantially implemented, and therefore may be excluded pursuant to Rule 14a-8(i)(10).

Rule 14a-8(i)(10) allows a company to exclude from its proxy materials a proposal that the Company has already substantially implemented. Yahoo! believes that certain elements of the Proposal have been substantially implemented. Specifically:

- In our privacy policy, Yahoo! already notifies each Yahoo! e-mail user that individual data about the user is collected, and that under certain circumstances user data may be shared with third parties (as the Proposal suggests in the second stated policy). Yahoo! has an extensive privacy policy that informs users of what data the Company collects, and clearly delineates the ways in which data may be shared with third parties A copy of Yahoo!'s privacy policy is enclosed with this letter as <u>Exhibit K</u>. Links to Yahoo!'s privacy policy can be located not only on users' e-mail pages, but from virtually anywhere on the Yahoo! website. Additionally, acknowledgment of the privacy policy is a condition to user registration. Thus, Yahoo! believes it has substantially implemented the second policy and may exclude it pursuant to Rule 14a-8(i)(10).

- Yahoo! China, which is owned and operated by Alibaba.com Corporation ("Alibaba"), a company in which Yahoo! has a minority investment, notifies users regarding restrictions that may have been imposed on a particular search (as the Proposal suggests in the third stated policy). Specifically, the following notice appears on the Yahoo! China search page to inform users that results may have been modified pursuant to legal requirements (quoting in pertinent part, and translated into English):

  > "All the search results of Yahoo originate from relevant websites, part of which may not be shown according to the applicable laws and regulations. Please click here to view the search results not shown according to the

> Regulations on the Protection of the Right of Communication through Information Network."

Thus, even though the Company does not control Yahoo! China or its day-to-day business operations, as a consequence of Alibaba's decision to have Yahoo! China include this notice, Yahoo! believes that the third policy has been substantially implemented and may be excluded pursuant to Rule 14a-8(i)(10).

4. The Company lacks the power or authority to implement the Proposal, and to that extent may omit the Proposal and Supporting Statement pursuant to Rule 14a-8(i)(6).

Rule 14a-8(i)(6) allows a company to exclude from its proxy materials a proposal if the company lacks the power or authority to implement the proposal. Yahoo! and its affiliates currently have business operations and joint ventures in a number of foreign countries. Yahoo! also holds investments in companies located abroad, including in China, where Yahoo! owns a minority investment in Alibaba. The text of the Proposal does not distinguish between the Company and its affiliates, joint ventures, and minority investments and can be read as seeking to extend application of the specified minimum standards to all such entities. However, in the case of Alibaba, Yahoo! owns only a minority investment, and otherwise does not have day-to-day management control, and thus lacks the power or authority to implement or impose the requested standards on Alibaba or any of its business units. To the extent Alibaba has already implemented portions of the Proposal, it has done so independently.

The Staff has allowed companies to exclude proposals pursuant to Rule 14a-8(i)(6) under analogous circumstances. For example, the Staff has determined that a board of directors would lack the power to ensure that other directors would retain their independence at all times. *Allied Waste Industries, Inc.* (March 21, 2005); *see also* Staff Legal Bulletin No. 14C (June 28, 2005) (discussing *Allied Waste Industries, Inc.*). The Staff has also allowed exclusion of a proposal requesting adoption of a bylaw which would have applied "to successor companies" because it did "not appear to be within the board's power to ensure that all successor companies adopt a bylaw like that requested by the proposal." *AT&T Corp.* (March 10, 2002).

To the extent that Yahoo! lacks the power to implement the Proposal, the Company believes it may omit the Proposal and Supporting Statement pursuant to Rule 14a-8(i)(6).

5. The Proposal may be excluded pursuant to Rule 14a-8(i)(11) because it is substantially duplicative of another previously submitted proposal.

A company may exclude a proposal pursuant to Rule 14a-8(i)(11) if the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting.

The Company, by letter dated February 7, 2007, has notified the Staff of the Company's intent to exclude a proposal from the Office of the Comptroller of New York City (the "NYC Comptroller Proposal") addressing the same subject matter as the instant Proposal.[4] For the reasons stated in that letter, the Company believes that it may omit the NYC Comptroller Proposal from its proxy materials as well. However, to the extent that the Staff disagrees with the Company's position and requires inclusion of the NYC Comptroller Proposal, Yahoo! believes that the instant Proposal may be excluded because it is substantially duplicative of the NYC Comptroller Proposal in the following respects:

- Both proposals seek to require Yahoo! to notify users of the Company's data retention policies and how information can or will be shared with governments and other third parties.

- Both proposals seek to require Yahoo! to inform users when search results or other content has been filtered or censored.

- The first and fourth policies of the current Proposal request reports on actions the Company has taken, and changes in its policies, regarding content restrictions in free speech-restricting countries, while the sixth minimum standard of the NYC Comptroller Proposal requests that the Company document, and make publicly available, all cases where the Company has complied with requests for censorship.

Therefore, to the extent the Staff disagrees with the Company's position that it may exclude the NYC Comptroller Proposal, the current Proposal is substantially duplicative of the NYC Comptroller Proposal, and therefore the Proposal and Supporting Statement may be omitted pursuant to Rule 14a-8(i)(11).

6. The Supporting Statement contains materially false and misleading statements in violation of Rule 14a-9. Accordingly, the Company may exclude such false and misleading statements pursuant to Rule 14a-8(i)(3).

The Company believes that it may exclude portions of the Supporting Statement from its proxy materials under Rule 14a-8(i)(3), which allows a company to exclude shareholder proposals that violate the Commission's proxy rules, including the prohibition contained in Rule 14a-9 against the use of materially false and misleading statements.

The Company believes that the Supporting Statement contains statements that are materially false and misleading in violation of Rule 14a-9. Specifically, the last paragraph in the Supporting Statement states that the "U.S.-China Economic and Security Review Commission, which has 'Freedom of Expression' as part of its mandate, has recommended U.S. companies be prohibited from disclosing information about Chinese users or authors of online content.

---

[4] For the Staff's convenience, a copy of the NY Comptroller Proposal is included with this letter as Exhibit L.

(www.uscc.gov)." This statement is materially misleading in that it omits to state that the USCC recommendation contains an exception that would allow companies to disclose information about Chinese users or authors of online content if the Chinese government brings a formal legal action. For the Staff's convenience, a copy of the USCC recommendation is attached to this letter as Exhibit M.

Yahoo! believes it may omit the foregoing statement under Rule 14a-8(i)(3) to the extent it is materially false and misleading in violation of Rule 14a-9.

Conclusion

For each of the reasons discussed above, the Company believes that it may exclude the Proposal and Supporting Statement from its proxy materials for the 2007 Annual Meeting of Stockholders. If for any reason the Commission does not agree with the Company's position, or it has questions or requires additional information in support of the Company's position, we would appreciate an opportunity to confer with the Commission's Staff prior to the issuance of a formal response. Please call me at (408) 349-7131, or in my absence, Thomas J. Leary, Esq., of O'Melveny & Myers LLP at (949) 823-7118.

Please acknowledge receipt of this letter and the enclosures by date stamping an enclosed copy of this letter and returning the date-stamped copy to our messenger.

Very truly yours,

Christina Lai
Senior Legal Director

Enclosures

cc: Mr. Jing Zhao
Mr. Andrew Zhao
Ms. Ann Lau, Visual Artists Guild
Michael J. Callahan, Senior Vice President and General Counsel, Yahoo! Inc.
Thomas J. Leary, Esq., O'Melveny & Myers LLP

EXHIBIT A
PROPOSAL

RESOLUTION ON FREEDOM OF THE INTERNET WORLDWIDE

Supporting Statement:

Yahoo!'s good name depends on the trust it inspires in Internet users. Users desire to have unimpeded and unmonitored search engine results and e-mail service.

We applaud Yahoo!'s news release of February 2006 titled "Yahoo! Our Beliefs as a Global Internet Company." It stated in the "Our Commitment" section:

- Collective Action: We will work with industry, government, academia and NGO's to explore policies to guide industry practices in countries where content is treated more restrictively than in the United States and to promote the principles of freedom of speech and expression.
- Compliance Practices: We will continue to employ rigorous procedural protections under applicable laws in response to government requests for information, maintaining our commitment to user privacy and compliance with the law.
- Information Restrictions: Where a government requests we restrict search results, we will do so if required by applicable law and only in a way that impacts the results as narrowly as possible. If we are required to restrict search results, we will strive to achieve maximum transparency to the user.
- Government Engagement: We will actively engage in ongoing policy dialogue with governments with respect to the nature of the Internet and the free flow of information.

We stockholders believe that our company should provide the best products possible, including the widest search engine scope of websites and the least surveillance of users by government agencies. The U.S.-China Economic and Security Review Commission, which has "Freedom of Expression" as part of its mandate, has recommended U. S. companies be prohibited from disclosing information about Chinese users or authors of online content. (www.uscc.gov)

Resolution:

Be it resolved by the stockholders to request the board of directors to implement the above "Global Internet" policy as follows:

For Collective Action, Yahoo! management shall produce reports to the stockholders in June and December of each year as to what Collective Action has been taken, on a country by country basis, to promote the principles of freedom of speech within the United States and in all other countries in which Yahoo! operates, especially those in which content is treated more restrictively than the United States, such as China.

For Compliance Practices Yahoo! management shall notify each Yahoo! e-mail user as to what individual data about the user is available to any government agency and how Yahoo! provides such individual data; with such notice to appear on the user's Yahoo! e-mail webpage.

For Information Restrictions, Yahoo! management, in countries which restrict search results, shall notify each user of the search engine of all such imposed restrictions, with such notice to appear at the top of all search results pages.

For Government Engagement, Yahoo! management shall produce reports to the stockholders in June and December to describe any changes, country by country, which have been made in Yahoo! internet services regarding search content restrictions and surveillance of users by government agencies, including any specific procedural protections adopted.

EXHIBIT B
DECEMBER 7 GUILD LETTER

RECEIVED DEC 13 2006

RECEIVED DEC 13 2006

Visual Artists Guild
P.O. Box 861132
Los Angeles, Ca. 90086-1132
www.visual-artists-guild.org

December 7, 2006

Yahoo! Corporate Secretary
701 First Ave.,
Sunnyvale, Ca. 94089

Dear Sir/Madam,

Enclosed is a stockholders proposal which I am submitting on behalf of Mr. Jing Zhao, holder of 100 shares of Yahoo! stock as a sponsor of the proposal and Mr. Andrew Zhao, holder of 45 shares of Yahoo! stock as co-sponsor.

Mr. Jing Zhao
160 Maidenhair Ct., San Ramon, Ca. 94582
(Copy of Mr. Jing Zhao's ownership is enclosed)

Mr. Andrew Zhao
160 Maidenhair Ct., San Ramon, Ca. 94582
(Copy of Mr. Andrew Zhao's ownership is enclosed)

Should you have any questions, please call me at 310-539-0234 or e-mail me at alau@visual-artists-guild.org.

Yours truly,

Ann Lau

Ann Lau

Enclosure: Stockholder proposal
Copy of Jing Zhao stock ownership
Copy of Andrew Zhao stock ownership

CC: Mr. Jing Zhao
Mr. Andrew Zhao

RESOLUTION ON FREEDOM OF THE INTERNET WORLDWIDE

Supporting Statement:

Yahoo!'s good name depends on the trust it inspires in Internet users. Users desire to have unimpeded and unmonitored search engine results and e-mail service.

We applaud Yahoo!'s news release of February 2006 titled "Yahoo! Our Beliefs as a Global Internet Company." It stated in the "Our Commitment" section:

- Collective Action: We will work with industry, government, academia and NGO's to explore policies to guide industry practices in countries where content is treated more restrictively than in the United States and to promote the principles of freedom of speech and expression.
- Compliance Practices: We will continue to employ rigorous procedural protections under applicable laws in response to government requests for information, maintaining our commitment to user privacy and compliance with the law.
- Information Restrictions: Where a government requests we restrict search results, we will do so if required by applicable law and only in a way that impacts the results as narrowly as possible. If we are required to restrict search results, we will strive to achieve maximum transparency to the user.
- Government Engagement: We will actively engage in ongoing policy dialogue with governments with respect to the nature of the Internet and the free flow of information.

We stockholders believe that our company should provide the best products possible, including the widest search engine scope of websites and the least surveillance of users by government agencies. The U.S.-China Economic and Security Review Commission, which has "Freedom of Expression" as part of its mandate, has recommended U. S. companies be prohibited from disclosing information about Chinese users or authors of online content. (www.uscc.gov)

Resolution:

Be it resolved by the stockholders to request the board of directors to implement the above "Global Internet" policy as follows:

For Collective Action, Yahoo! management shall produce reports to the stockholders in June and December of each year as to what Collective Action has been taken, on a country by country basis, to promote the principles of freedom of speech within the United States and in all other countries in which Yahoo! operates, especially those in which content is treated more restrictively than the United States, such as China.

For Compliance Practices Yahoo! management shall notify each Yahoo! e-mail user as to what individual data about the user is available to any government agency and how Yahoo! provides such individual data; with such notice to appear on the user's Yahoo! e-mail webpage.

For Information Restrictions, Yahoo! management, in countries which restrict search results, shall notify each user of the search engine of all such imposed restrictions, with such notice to appear at the top of all search results pages.

For Government Engagement, Yahoo! management shall produce reports to the stockholders in June and December to describe any changes, country by country, which have been made in Yahoo! internet services regarding search content restrictions and surveillance of users by government agencies, including any specific procedural protections adopted.

TD WATERHOUSE INVESTOR SERVICES, INC.

Member NYSE/SIPC
100 Wall Street
New York, New York 10005-3701
(800) 934-4448

TRADE CONFIRMATIONS

TRADE DATE	ACCOUNT NUMBER
02/24/2004	589-94409-1-0
PROCESS DATE	ACCOUNT TYPE
02/24/2004	CASH
SETTLEMENT DATE	CUSIP NO.
02/27/2004	984332106000
	SECURITY NUMBER
	Y002302
	INTERNAL USE ONLY
	83644 7 00644

M	C	R.R.
6	A	C9W

RONGPING DU FBO
ANDREW ANYUAN ZHAO BENE
ED IRA TD WATERHOUSE BANK CUST
2352 DARNELL CT
SAN JOSE CA 95133-1839

YOU BOUGHT	YOU SOLD	SYMBOL	PRICE
45		YHOO	44

DESCRIPTION

YAHOO INC

GROSS AMOUNT	INTEREST	COMMISSION	STATE TAX	MISC. FEE	SERVICE CHG	NET AMOUNT
1,980.00		20.95				$2,000.95

PLEASE NOTIFY US IMMEDIATELY IF CONFIRMATION IS NOT CORRECT

FOR REMITTANCE ONLY (IF SUFFICIENT FUNDS ARE NOT ON DEPOSIT)

NET AMOUNT	ACCOUNT NUMBER	SETTLEMENT DATE
$2,000.95	589-94409-1-0	02/27/2004

SEC REGULATIONS REQUIRE FUNDS/SECURITIES (IF NOT ON DEPOSIT) BY SETTLEMENT DATE. PLEASE INCLUDE YOUR ACCOUNT NUMBER ON YOUR CHECK AND MAKE PAYABLE TO: TD AMERITRADE, Inc.

①/②

TD WATERHOUSE INVESTOR SERVICES, INC.
Member NYSE/SIPC
100 Wall Street
New York, New York 10005-3701
(800) 934-4448

TRADE CONFIRMATIONS

TRADE DATE	ACCOUNT NUMBER
07/08/2004	589-94029-1-0
PROCESS DATE	**ACCOUNT TYPE**
07/08/2004	CASH
SETTLEMENT DATE	**CUSIP NO.**
07/13/2004	984332106000
	SECURITY NUMBER
	Y002302
	INTERNAL USE ONLY
	D9472 7 00044

M	C	R.R.
6	A	CWW

JING ZHAO
ROTH IRA
TD WATERHOUSE BANK CUSTODIAN
2352 DARNELL COURT
SAN JOSE CA 95133-1839

YOU BOUGHT	YOU SOLD	SYMBOL	PRICE
100		YHOO	31

DESCRIPTION

YAHOO INC

GROSS AMOUNT	INTEREST	COMMISSION	STATE TAX	MISC. FEE	SERVICE CHG	NET AMOUNT
3,100.00		20.95				$3,120.95

PLEASE NOTIFY US IMMEDIATELY IF CONFIRMATION IS NOT CORRECT

FOR REMITTANCE ONLY (IF SUFFICIENT FUNDS ARE NOT ON DEPOSIT)

NET AMOUNT		ACCOUNT NUMBER	SETTLEMENT DATE
$3,120.95		589-94029-1-0	07/13/2004

SEC REGULATIONS REQUIRE FUNDS/SECURITIES (IF NOT ON DEPOSIT) BY SETTLEMENT DATE. PLEASE INCLUDE YOUR ACCOUNT NUMBER ON YOUR CHECK AND MAKE PAYABLE TO: TD AMERITRADE, Inc.

1/2

TD WATERHOUSE INVESTOR SERVICES, INC.
Member NYSE/SIPC
100 Wall Street
New York, New York 10005-3701
(800) 934-4448

TRADE CONFIRMATIONS

TRADE DATE	ACCOUNT NUMBER
02/24/2004	589-94409-1-0
PROCESS DATE	ACCOUNT TYPE
02/24/2004	CASH
SETTLEMENT DATE	CUSIP NO.
02/27/2004	984332106000
	SECURITY NUMBER
	Y002302
	INTERNAL USE ONLY
	83644 7 00044

M	C	R.R.
6	A	CPW

RONGPING DU FBO
ANDREW ANYUAN ZHAO BENE
ED IRA TD WATERHOUSE BANK CUST
2352 DARNELL CT
SAN JOSE CA 95133-1839

YOU BOUGHT	YOU SOLD	SYMBOL	PRICE
45		YHOO	44

DESCRIPTION

YAHOO INC

GROSS AMOUNT	INTEREST	COMMISSION	STATE TAX	MISC. FEE	SERVICE CHG	NET AMOUNT
1,980.00		20.95				$2,000.95

PLEASE NOTIFY US IMMEDIATELY IF CONFIRMATION IS NOT CORRECT

FOR REMITTANCE ONLY (IF SUFFICIENT FUNDS ARE NOT ON DEPOSIT)

NET AMOUNT	ACCOUNT NUMBER	SETTLEMENT DATE
$2,000.95	589-94409-1-0	02/27/2004

SEC REGULATIONS REQUIRE FUNDS/SECURITIES (IF NOT ON DEPOSIT) BY SETTLEMENT DATE. PLEASE INCLUDE YOUR ACCOUNT NUMBER ON YOUR CHECK AND MAKE PAYABLE TO: TD AMERITRADE, Inc.

1/2

EXHIBIT C
PROPONENTS' DECEMBER 10 LETTER

160 Maidenhair Ct.
San Ramon, Ca. 94582
December 10, 2006

Yahoo! Corporate Secretary
701 First Ave.
Sunnyvale, Ca. 94089

Dear Sir/Madam,

Enclosed is a stockholders proposal which I am submitting. I have also requested Ann Lau of Visual Artists Guild to submit it for me. See enclosed documents.

Should you have any questions, please call Ann Lau at 310-539-0234 or e-mail her at alau@visual-artists-guild.org.

Yours truly,

Jing Zhao Andrew Zhao

Jing Zhao Andrew Zhao

Enclosure: Stockholder proposal
Copy of Jing Zhao stock ownership
Copy of Andrew Zhao stock ownership

CC: Ms. Ann Lau

RESOLUTION ON FREEDOM OF THE INTERNET WORLDWIDE

Supporting Statement:

Yahoo!'s good name depends on the trust it inspires in Internet users. Users desire to have unimpeded and unmonitored search engine results and e-mail service.

We applaud Yahoo!'s news release of February 2006 titled "Yahoo! Our Beliefs as a Global Internet Company." It stated in the "Our Commitment" section:

- Collective Action: We will work with industry, government, academia and NGO's to explore policies to guide industry practices in countries where content is treated more restrictively than in the United States and to promote the principles of freedom of speech and expression.
- Compliance Practices: We will continue to employ rigorous procedural protections under applicable laws in response to government requests for information, maintaining our commitment to user privacy and compliance with the law.
- Information Restrictions: Where a government requests we restrict search results, we will do so if required by applicable law and only in a way that impacts the results as narrowly as possible. If we are required to restrict search results, we will strive to achieve maximum transparency to the user.
- Government Engagement: We will actively engage in ongoing policy dialogue with governments with respect to the nature of the Internet and the free flow of information.

We stockholders believe that our company should provide the best products possible, including the widest search engine scope of websites and the least surveillance of users by government agencies. The U.S.-China Economic and Security Review Commission, which has "Freedom of Expression" as part of its mandate, has recommended U. S. companies be prohibited from disclosing information about Chinese users or authors of online content. (www.uscc.gov)

Resolution:

Be it resolved by the stockholders to request the board of directors to implement the above "Global Internet" policy as follows:

For Collective Action, Yahoo! management shall produce reports to the stockholders in June and December of each year as to what Collective Action has been taken, on a country by country basis, to promote the principles of freedom of speech within the United States and in all other countries in which Yahoo! operates, especially those in which content is treated more restrictively than the United States, such as China.

For Compliance Practices Yahoo! management shall notify each Yahoo! e-mail user as to what individual data about the user is available to any government agency and how Yahoo! provides such individual data; with such notice to appear on the user's Yahoo! e-mail webpage.

For Information Restrictions, Yahoo! management, in countries which restrict search results, shall notify each user of the search engine of all such imposed restrictions, with such notice to appear at the top of all search results pages.

For Government Engagement, Yahoo! management shall produce reports to the stockholders in June and December to describe any changes, country by country, which have been made in Yahoo! internet services regarding search content restrictions and surveillance of users by government agencies, including any specific procedural protections adopted.

TD WATERHOUSE INVESTOR SERVICES, INC.
Member NYSE/SIPC
100 Wall Street
New York, New York 10005-3701
(800) 934-4448

TRADE CONFIRMATIONS

TRADE DATE 07/08/2004	ACCOUNT NUMBER 589-94029-1-0
PROCESS DATE 07/08/2004	ACCOUNT TYPE CASH
SETTLEMENT DATE 07/13/2004	CUSIP NO. 984332106000
	SECURITY NUMBER Y002302
	INTERNAL USE ONLY D5472 7 00044

M	C	R.R.
6	A	C9W

JING ZHAO
ROTH IRA
TD WATERHOUSE BANK CUSTODIAN
2352 DARNELL COURT
SAN JOSE CA 95133-1839

YOU BOUGHT	YOU SOLD	SYMBOL	PRICE
100		YHOO	31

DESCRIPTION

YAHOO INC

GROSS AMOUNT	INTEREST	COMMISSION	STATE TAX	MISC. FEE	SERVICE CHG	NET AMOUNT
3,100.00		20.95				$3,120.95

PLEASE NOTIFY US IMMEDIATELY IF CONFIRMATION IS NOT CORRECT

FOR REMITTANCE ONLY (IF SUFFICIENT FUNDS ARE NOT ON DEPOSIT)

NET AMOUNT	ACCOUNT NUMBER	SETTLEMENT DATE
$3,120.95	589-94029-1-0	07/13/2004

SEC REGULATIONS REQUIRE FUNDS/SECURITIES (IF NOT ON DEPOSIT) BY SETTLEMENT DATE. PLEASE INCLUDE YOUR ACCOUNT NUMBER ON YOUR CHECK AND MAKE PAYABLE TO: TD AMERITRADE, Inc.

1/2

TD AMERITRADE

Log Out | Home | Open Account | Customer Service | Site S

My Accounts | Trading | Quotes & Research | Products & Services | Planning

Account Information | Documents | Cash Management Services | My Info

58994029

Holdings

Account: 58

Printable Versi

Summary
Balances
Holdings
Cost Basis
History
Order Status

Current Holdings: as of 12/04/2006 12:52am ET

Account	Symbol	Description	Current Qty	Previous Day's Qty	Previous Day's Close	Pre Day
Cash	A000014	ENROLLED ALL SECURITIES - DRP	1.0000	1.0000	0.000	
Cash	A000455	TD AMERITRADE CASH	0.5100	0.5100	1.000	
Cash	HD	HOME DEPOT INC	88.6381	88.6381	38.970	3,4
Cash	VGTSX	**VANGUARD TOTAL INTL STOCK INDEX FUND	163.5260	163.5260	17.510	2,8
Cash	WMT	WAL-MART STORES INC	34.4715	34.4715	45.870	1,5
Cash	YHOO	YAHOO INC	100.0000	100.0000	26.490	2,6
Cash	8660001	IRA CONTRIBUTION YEAR 2001	2,000.0000	2,000.0000	0.000	
Cash	8660002	IRA CONTRIBUTION YEAR 2002	3,000.0000	3,000.0000	0.000	
Cash	8660003	IRA CONTRIBUTION 2003	3,000.0000	3,000.0000	0.000	
Cash	8660004	IRA CONTRIBUTION 2004	3,000.0000	3,000.0000	0.000	
Cash	8661216	PRIOR YR 1 PR YR EXC RFD NO-TX	963.0000	963.0000	0.000	

Jing Zhao →

Tra

Current Address.
160 Maidenhair Ct. San Ramon, CA 94582

Quotes open

2/2

TD WATERHOUSE INVESTOR SERVICES, INC.
Member NYSE/SIPC
100 Wall Street
New York, New York 10005-3701
(800) 934-4448

TRADE CONFIRMATIONS

TRADE DATE	ACCOUNT NUMBER
02/24/2004	589-94409-1-0
PROCESS DATE	ACCOUNT TYPE
02/24/2004	CASH
SETTLEMENT DATE	CUSIP NO.
02/27/2004	984332106000
	SECURITY NUMBER
	Y002302
	INTERNAL USE ONLY
	G3644 7 00044

M	C	R.R.
6	A	C9W

RONGPING DU FBO
ANDREW ANYUAN ZHAO BENE
ED IRA TD WATERHOUSE BANK CUST
2352 DARNELL CT
SAN JOSE CA 95133-1839

YOU BOUGHT	YOU SOLD	SYMBOL	PRICE
45		YHOO	44

DESCRIPTION

YAHOO INC

GROSS AMOUNT	INTEREST	COMMISSION	STATE TAX	MISC. FEE	SERVICE CHG	NET AMOUNT
1,980.00		20.95				$2,000.95

PLEASE NOTIFY US IMMEDIATELY IF CONFIRMATION IS NOT CORRECT

FOR REMITTANCE ONLY (IF SUFFICIENT FUNDS ARE NOT ON DEPOSIT)

NET AMOUNT	ACCOUNT NUMBER	SETTLEMENT DATE
$2,000.95	589-94409-1-0	02/27/2004

SEC REGULATIONS REQUIRE FUNDS/SECURITIES (IF NOT ON DEPOSIT) BY SETTLEMENT DATE. PLEASE INCLUDE YOUR ACCOUNT NUMBER ON YOUR CHECK AND MAKE PAYABLE TO: **TD AMERITRADE, Inc.**

①/②

TD AMERITRADE

Account: 58994409

Holdings

Print Page

Current Holdings: as of 12/04/2006 12:55am ET

Account	Symbol	Description	Current Qty	Previous Day's Qty	Previous Day's Close	Previous Day's MV
Cash	A000014	ENROLLED ALL SECURITIES - DRP	1.0000	1.0000	0.000	0.000
Cash	A000567	TD BANK USA NA MONEY MARKET ACCOUNT FDIC INSRD NOT COVERED BY SIPC	14.7800	14.7800	1.000	14.000
Cash	MSFT	MICROSOFT CORP	85.6471	85.6471	29.120	2,494.000
Cash	N006499	***NORTEL NETWORKS CORP	0.0000	0.0000	2.150	0.000
Cash	NT	***NORTEL NETWORKS CORP NEW	24.0000	24.0000	21.150	507.000
Cash	NOK	***NOKIA CORPORATION SPONSORED ADR REPSTG 1 SER A FM 5 PAR	113.8300	113.8300	19.960	2,272.000
Cash	YHOO	YAHOO INC	90.0000	90.0000	26.490	2,384.000
Cash	8660001	IRA CONTRIBUTION YEAR 2001	500.0000	500.0000	0.000	0.000
Cash	8660002	IRA CONTRIBUTION YEAR 2002	2,000.0000	2,000.0000	0.000	0.000
Cash	8660003	IRA CONTRIBUTION 2003	2,000.0000	2,000.0000	0.000	0.000
Cash	8660004	IRA CONTRIBUTION 2004	2,000.0000	2,000.0000	0.000	0.000
Cash	8667804	ROLLOVER CONTRIBUTION 2004	620.0900	620.0900	0.000	0.000

Andrew. A. Zhao

160 Maidenhair Ct. San Ramon. CA 94582

2/2

EXHIBIT D
COMPANY'S DECEMBER 21 LETTER

YAHOO!

December 21, 2006

Via FedEx

Mr. Jing Zhao
Mr. Andrew Zhao
160 Maidenhair Ct.
San Ramon, CA 94582

Re: *Stockholder Proposal*

Gentlemen:

We received your correspondence transmitting a proposal for consideration at our company's 2007 Annual Meeting of Stockholders on December 14, 2006 and a correspondence from Ms. Ann Lau of Visual Arts Guild transmitting the same proposal on your behalf on December 13, 2006.

We have reviewed our records, and it does not appear that either of you is the registered or record holder of Yahoo! shares. Your correspondence included copies of trade confirmations from 2004 and what appear to be printouts of online account statements from TD Ameritrade (which contain unidentified handwritten annotations indicating the name and address of the account holder). However, we do not believe that these materials satisfy the requirements of Securities and Exchange Commission Rule 14a-8 to prove your eligibility to submit the proposal for consideration. Specifically, Rule 14a-8 requires in these circumstances that you "submit to the company a written statement from the record holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders."

In accordance with Rule 14a-8, we are hereby requesting that you supply us with a letter or other suitable statement from your broker confirming your continuous ownership of the requisite number of securities for at least one year as of the date that you submitted your proposal. We are further requesting that you confirm to us in writing your intention to continue to hold the securities through the date of the 2007 Annual Meeting. Under Rule 14a-8, your response to our request must be postmarked, or transmitted electronically, no later than 14 days from the date that you receive this letter.

Y! 701 First Avenue • Sunnyvale, CA 94089 • phone 408 349-3300 • fax 408 349-3301 yahoo.com

Please note that our request is without prejudice to any other rights that the company may have to exclude your proposal from the company's proxy statement on any other grounds permitted by SEC Rule 14a-8.

Very truly yours,

Christina Lai

cc: Ms. Ann Lau, Visual Artists Guild

EXHIBIT E
PROPONENTS' DECEMBER 27 COMMUNICATION

December 27, 2006
160 Maidenhair Ct.
San Ramon, CA 94582
Fax 408-549-9989

Via Fax (total 7 pages)

Yahoo! Corporate Secretary
701 First Ave.
Sunnyvale, CA 94089
ATTN: Ms. Christina Lai

D202

Re: Stockholer Proposal

Dear Sir/Madam:

We received your letter dated December 21, 2006 via FedEx.

In accordance of SEC Rule 14a-8, we are sending this letter and suitable statements from our broker TD Ameritrade confirming our continuous ownerships of the requisite number of securities for at least one year as of December 10 , 2006.

Page 1: this cover letter.

Page 2: TD Ameritrade's email reply on 12/27/2006 to "Customer Name: Dr. Jing Zhao" confirming "you owned these shares as of 7/13/04."
Page 3: TD Ameritrade's Account Statement as of 09/29/2006 (the most recent quarterly statement) stating Jing Zhao (account No. 589-94029) owned 100 shares of Yahoos stock.
Page 4: TD Ameritrade's Trade Confirmation indicating that Account: 589-94029 bought 100 shares of Yahoo on 07/08/2004 and holds these shares until 12/25/2006.

Page 5: TD Ameritrade's email reply on 12/27/2006 to "Customer Name: Mr. Andrew Zhao" confirming "you owned these shares as of 2/27/04. Yhoo split on 5/17/04, giving you an additional 45 shares on that date."
Page 6: TD Ameritrade's Account Statement as of 09/29/2006 (the most recent quarterly statement) stating Andrew Anyuan Zhao (account No. 589-94409) owned 90 shares of Yahoo stock.
Page 7: TD Ameritrade's Trade Confirmation indicating that Account: 589 94409 bought 45 shares of Yahoo on 02/24/2004 and holds these shares until 12/25/2006.

We confirm to Yahoo! that we will continue to hold the securities through the date of the 2007 Annual Meeting.

Should you require further documents, please let us know.

Yours truly,

Jing Zhao — Andrew Zhao

Jing Zhao — Andrew A. Zhao

CC: Ms. Ann Lau and others

YAHOO! MAIL

Print Close Window

Date: Wed, 27 Dec 2006 16:15:47 -0600 (CST)

From: "TD AMERITRADE Client Support" <clientsupport@tdameritrade.com>

To: cpri_zhao@yahoo.com

Subject: Re: Other (KMM34607329I17490L0KM)

Dear Dr. Zhao,

Looking at your monthly statement for July 2004, I see that you bought 100 shares of Yahoo!, symbol Yhoo, on 7/8/04 for a price of $31.00 per share for a total of $3,120.95 for the transaction. Your trade date was 7/8/04, but the transaction did not settle until 7/13/04. Therefore, you owned these shares as of 7/13/04.

You can print out copies of your trade confirmation or monthly statement by logging into your account online to show that these stocks were purchased in your account and owned as of 7/13/04. These are the official documents that show your ownership of stock in your account with us. Once logged in, click on My Accounts, Documents, and then Trade Confirmations or Monthly Statements. Select the appropriate date and/or symbol to pull up the document you are looking for. If you prefer, you can request copies of these documents to be mailed out to your address of record free of charge.

Should you require further assistance, please let us know. Thank you for choosing TD Ameritrade.

Sincerely,

Jamie M.
Client Support, TD AMERITRADE
Division of TD AMERITRADE, Inc.

Original Message Follows:

Account Number: xxxx4029
Customer Name: Dr. Jing Zhao
Phone Number: xxx xxx xxxx
Message from customer of webBroker site:
Hello,

Please write me a letter to confirm that I own 100 shares of Yahoo! since 07/08/04. Please send the letter to my address or send fax to 1-408-504-9989.

Thank you very much.

page 2

AMERITRADE

TD AMERITRADE, Inc.
Harborside Financial Center, Plaza IVA
135 Greene Street
Jersey City NJ 07302
tdameritrade.com
Member NASD/SIPC

ACCOUNT STATEMENT

ACCOUNT NO.	LAST STATEMENT	PERIOD ENDING
589-94029-1-0	06/30/2006	09/29/2006

JING ZHAO
ROTH IRA
TD BANK USA NA CUSTODIAN
160 MAIDENHAIR CT
SAN RAMON CA 94582-5180

BRANCH INFORMATION

200 PRINGLE AVE STE 100
WALNUT CREEK, CA 94596

page 3

CUSTOMER SERVICE: (800) 934-4448

PORTFOLIO VALUE SUMMARY

Top

ASSET ALLOCATION
September 29, 2006


MUTUAL
STOCKS

	THIS PERIOD	%	LAST PERIOD	%
TD AMERITRADE CASH	$0.51		$ 0.51	
MONEY MARKET ACCT FDIC (NOT COVERED BY SIPC)				
MONEY MARKET FUND				
STOCKS	7,443.03	73.6	8,113.41	76.0
FIXED INCOME				
OPTIONS				
MUTUAL FUNDS	2,657.30	26.4	2,555.91	24.0
UNIT INVESTMENT TRUSTS				
TOTAL PORTFOLIO VALUE	$10,100.84	100.0	$10,669.83	100.0

PORTFOLIO POSITIONS LONG

Top

ACCT	QUANTITY	DESCRIPTION	SYMBOL	MARKET PRICE	MARKET VALUE	PORT PCT	DIV OR INT %	EST. ANNUAL INCOME
		CASH & CASH EQUIVALENTS						
CASH	.51	TD AMERITRADE CASH		1.000	0.51	0.0	0.100	
		STOCKS						
CASH	88.6381	HOME DEPOT INC	HD	36.270	3,214.90	31.8	0.600	53
CASH	34.4715	WAL-MART STORES INC	WMT	49.320	1,700.13	16.8	0.670	23
CASH	100	YAHOO INC	YHOO	25.280	2,528.00	25.0		
		TOTAL - STOCKS			7,443.03	73.6		76
		MUTUAL FUNDS						
CASH	163.526	VANGUARD TOTAL INTL STOCK INDEX FUND	VGTSX	16.250	2,657.30	26.4	0.294	48
		TOTAL ACCOUNT			10,100.84	100.0		124

INCOME AND EXPENSE SUMMARY

Top

	This Period	Year-To-Date
DIVIDENDS	$18.99	$61.86
NON-TAXABLE DIVIDENDS		
BOND INTEREST		

	This Period	Year-To-Date
MARGIN INTEREST PAID		
DIVIDENDS CHARGED		
ACCRUED INT ON PURCHASES		

RETIREMENT ACCOUNT INFORMATION

Top

DESCRIPTION	*AMOUNT*	*DESCRIPTION*	*AMOUNT*
IRA CONTRIBUTION YEAR 2001	2,000.00	IRA CONTRIBUTION YEAR 2002	3,000.00

TD AMERITRADE

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07/08/2004	12/25/2006		All Trades

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Last 20 trades

Symbol	Description	Action	Quantity	Price	T/Date
VGTSX	**VANGUARD TOTAL INTL STOCK	SELL	80	12.67000	03/22/2005
VGTSX	**VANGUARD TOTAL INTL STOCK	BUY	240.24800	12.48000	02/02/2005
YHOO	YAHOO INC	BUY	100	31	07/08/2004

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YAHOO! MAIL

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Date: Wed, 27 Dec 2006 17:41:13 -0600 (CST)

From: "TD AMERITRADE Client Support" <clientsupport@tdameritrade.com>

To: cpri_zhao@yahoo.com

Subject: Re: Other (KMM34608586I17490L0KM)

Dear Dr. Zhao,

Looking at your monthly statement for February 2004, I see that you bought 45 shares of Yahoo!, symbol Yhoo, on 2/27/04 for a price of $44.00 per share for a total of $2,000.95 for the transaction. Your trade date was 2/24/04, but the transaction did not settle until 2/27/04. Therefore, you owned these shares as of 2/27/04. Yhoo split on 5/17/04, giving you an additional 45 shares on that date.

You can print out copies of your trade confirmation or monthly statement by logging into your account online to show that these stocks were purchased in your account and owned as of 2/27/04. These are the official documents that show your ownership of stock in your account with us. Once logged in, click on My Accounts, Documents, and then Trade Confirmations or Monthly Statements. Select the appropriate date and/or symbol to pull up the document you are looking for. If you prefer, you can request copies of these documents to be mailed out to your address of record free of charge.

Should you require further assistance, please let us know. Thank you for choosing TD Ameritrade.

Sincerely,

Jamie M.
Client Support, TD AMERITRADE
Division of TD AMERITRADE, Inc.

Original Message Follows:

Account Number: xxxx4409
Customer Name: Mr. Andrew Zhao
Phone Number: xxx xxx xxxx
Message from customer of webBroker site:
Hello,

Please write me a letter to confirm that I own 90 shares of Yahoo! since 02/24/04. Please send the letter to my address or send fax to 1-408-504-9989.

Thank you very much.

page 5

AMERITRADE

TD AMERITRADE, Inc.
Harborside Financial Center, Plaza IVA
135 Greene Street
Jersey City, NJ 07302
tdameritrade.com
Member NASD/SIPC

ACCOUNT STATEMENT

ACCOUNT NO.	LAST STATEMENT	PERIOD ENDING
589-94409-1-0	06/30/2006	09/29/2006

RUNGPING DU FBO
ANDREW ANYUAN ZHAO BENE
COVERDELL SVNGS TD BK USA CUST
160 MAIDENHAIR CT.
SAN RAMON CA 94582-5180

BRANCH INFORMATION

200 PRINGLE AVE STE 100
WALNUT CREEK, CA 94596

page 6

CUSTOMER SERVICE: (800) 934-4448

PORTFOLIO VALUE SUMMARY

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ASSET ALLOCATION
September 29, 2006


MM FDIC
STOCKS

	THIS PERIOD	%	LAST PERIOD	%
MONEY MARKET ACCT - FDIC (NOT COVERED BY SIPC)	$14.78	.2	$ 14.78	.2
MONEY MARKET FUND				
STOCKS	7,409.25	99.8	7,802.72	99.8
FIXED INCOME				
OPTIONS				
MUTUAL FUNDS				
UNIT INVESTMENT TRUSTS				
TOTAL PORTFOLIO VALUE	$7,424.03	100.0	$7,817.50	100.0

PORTFOLIO POSITIONS LONG

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ACCT	QUANTITY	DESCRIPTION	SYMBOL	MARKET PRICE	MARKET VALUE	PORT PCT	DIV OR INT %	EST. ANNUAL INCOME
		CASH & CASH EQUIVALENTS						
CASH	14.78	TD BANK USA NA MONEY MARKET ACCOUNT FDIC INSRD NOT COVERED BY SIPC		1.000	14.78	0.2	0.100	0
		STOCKS						
CASH	85.6471	MICROSOFT CORP	MSFT	27.330	2,340.74	31.5	0.400	34
CASH	113.8300	NOKIA CORPORATION SPONSORED ADR REPSTG 1 SER A FM 5 PAR	NOK	19.690	2,241.31	30.2	0.328	37
CASH	240	NORTEL NETWORKS CORP	NT	2.300	552.00	7.4		
CASH	90	YAHOO INC	YHOO	25.280	2,275.20	30.7		
		TOTAL - STOCKS			7,409.25	99.8		71
		TOTAL ACCOUNT			7,424.03	100.0		71

INCOME AND EXPENSE SUMMARY

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	This Period	Year-To-Date
DIVIDENDS	$7.68	$73.59
NON-TAXABLE DIVIDENDS		
BOND INTEREST		
MARGIN INTEREST PAID		

	This Period	Year-To-Date
FOREIGN TAX WITHHELD	0.00	(7.59)
DIVIDENDS CHARGED		
ACCRUED INT ON PURCHASES		

RETIREMENT ACCOUNT INFORMATION

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TD AMERITRADE

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Account: 58994409

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From Date	To Date	Symbol	Type
02/24/2004	12/25/2006		All Trades

Trade Confirmations:

Last 20 trades

Symbol	Description	Action	Quantity	Price	T/Date
NT	***NORTEL NETWORKS CORP	BUY	240	3.92000	05/07/2004
PVTBX	**PUTNAM VISTA FUND INC-CL B	SELL	45.43600	7.36000	03/29/2004
YHOO	YAHOO INC	BUY	45	44	02/24/2004

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TD AMERITRADE, Inc., member of NASD/SIPC, a subsidiary of TD AMERITRADE Holding Corporation.
NON-DEPOSIT INVESTMENT PRODUCTS: NOT FDIC-INSURED/NO BANK GUARANTEE/MAY LOSE VALUE
Availability of products and services may vary by jurisdiction.

TDW

page 7

EXHIBIT F
COMPANY'S DECEMBER 27 COMMUNICATION

YAHOO!

January 5, 2007

Via Fax

Dr. Jing Zhao
160 Maidenhair Ct.
San Ramon, CA 94582

Re: <u>*Stockholder Proposal*</u>

Dear Dr. Zhao:

Thank you for your voice message today requesting confirmation of the receipt of your letter dated December 27, 2006. Due to the company's holiday schedule, we received your fax on January 2, 2007. We hereby confirm the receipt of your letter on January 2, 2007.

Please note that this confirmation is without prejudice to any other rights that the company may have to exclude your proposal from the company's proxy statement on any other grounds permitted by SEC Rule 14a-8.

Very truly yours,

Christina Lai

cc: Mr. Andrew Zhao
Ms. Ann Lau, Visual Artists Guild

EXHIBIT G
2006 PRESS RELEASE



Company Overview
Press Releases
Press Resources
Permission Requests
Speakers' Bureau
Product Information
Yahoo! Blogs
Contact Us

Press Release

Yahoo!: Our Beliefs as a Global Internet Company

As a leading provider of Internet-based services, Yahoo! is committed to open access to information and communication on a global basis. We believe information is power. Citizens across the globe are benefiting greatly from increased access to communications, commerce and independent sources of information. The Internet has helped transform the way business is done, advanced consumer cultures, increased competition, allowed entrepreneurship to flourish, and provided citizens with more freedom in how they live, work, exchange ideas and make choices.

Doing business in certain countries presents U.S. companies with challenging and complex questions. We are deeply concerned by efforts of governments to restrict and control open access to information and communication. We also firmly believe the continued presence and engagement of companies like Yahoo! is a powerful force in promoting openness and reform.

Private industry alone cannot effectively influence foreign government policies on issues like the free exchange of ideas, maximum access to information, and human rights reform, and we believe continued government-to-government dialogue is vital to achieve progress on these complex political issues.

What Guides Us

Since our founding in 1995, Yahoo! has been guided by beliefs closely held by our founders and sustained by our employees:

- We believe the Internet can positively transform lives, societies and economies. It expands the ability for citizens around the world to communicate, express themselves, access information, and conduct commerce. It also enhances education, lowers geographic barriers, narrows social gaps and advances economic opportunity.
- We believe the Internet is built on openness, from information access to creative expression. We are committed to providing individuals with easy access to information and opportunities to openly communicate and exchange views and opinions.
- We are committed to maintaining our customers' trust. Hundreds of millions of consumers around the world have put their trust in Yahoo! for more than a decade. We take our users' privacy very seriously and never forget users come to us by choice.
- We believe in engagement on a global basis. The Internet's reach is truly global, and at Yahoo! we offer localized content in more than twenty countries in a dozen languages. We recognize each country enacts its own laws in accordance with its own local norms and mores, and we must comply with applicable laws. We also believe our presence significantly benefits a country's citizens through access to services and information.
- We seek the innovations and ideas that can change the world. We bear a sense of responsibility to make an impact on society and to empower consumers in ways never before possible.

Our Commitment

As part of our ongoing commitment to preserving the open availability of the Internet around the world, we are undertaking the following:

- Collective Action: We will work with industry, government, academia and NGO's to explore policies to guide industry practices in countries where content is treated more restrictively than in the United States and to promote the principles of freedom of speech and expression.
- Compliance Practices: We will continue to employ rigorous procedural protections under applicable laws in response to government requests for information, maintaining our commitment to user privacy and compliance with the law.
- Information Restrictions: Where a government requests we restrict search results, we will do so if required by applicable law and only in a way that impacts the results as narrowly as possible. If we are required to restrict search results, we will strive to achieve maximum transparency to the user.
- Government Engagement: We will actively engage in ongoing policy dialogue with governments with respect to the nature of the Internet and the free flow of information.

###

EXHIBIT H
2007 PRESS RELEASE

01/18/2007: Press Release from Business for Social Responsibility

Companies, Human Rights Groups, Investors, Academics and Technology Leaders to Address International Free Expression and Privacy Challenges

(CSRwire) January 18, 2007--A diverse group of companies, academics, investors, technology leaders and human rights organizations announced today its intention to seek solutions to the free expression and privacy challenges faced by technology and communications companies doing business internationally.

The process â€" which aims to produce a set of principles guiding company behavior when faced with laws, regulations and policies that interfere with the achievement of human rights â€" marks a new phase in efforts that these groups began in 2006.

Last year, Google, Microsoft, Vodafone and Yahoo!, with the facilitation of **Business for Social Responsibility (BSR)** and advice from the Berkman Center for Internet & Society at Harvard Law School, initiated a series of dialogues to gain a fuller understanding of free expression and privacy as they relate to the use of technology worldwide.

At the same time, the **Center for Democracy and Technology (CDT)** was also convening technology leaders, investors and human rights advocates to discuss how to advance civil liberties on the Internet in the face of laws that run contrary to international standards for human rights.

Both processes benefited from dialogue, research and policy expertise on internet filtering and surveillance practices from the OpenNet Consensus, a coalition of academic institutions including the University of California Berkeleyâ€™s Graduate School of Journalism and School of Law-Boalt Hall, the Berkman Center and others.

The new combined group, in addition to developing the principles, seeks to advance their effectiveness by establishing a framework to implement the principles, hold signatories accountable and provide for ongoing learning.

"Technology companies have played a vital role building the economy and providing tools important for democratic reform in developing countries. But some governments have found ways to turn technology against their citizens -- monitoring legitimate online activities and censoring democratic material," CDT Executive Director Leslie Harris said. "It is vital that we identify solutions that preserve the enormous democratic value provided by technological development, while at the same time protecting the human rights and civil liberties of those who stand to benefit from that expansion."

BSR CEO Aron Cramer said that the discussions over the past year have already proven valuable.

"Thanks to the extraordinary commitment of the companies and other participants in this process we've already learned a great deal about the obstacles we face and the ways business and other stakeholders can join forces to address those challenges," Cramer said. â€œThis important dialogue reflects a shared commitment to maximize the information available via the internet on the basis of global principles protecting free expression and privacy. This dialogue could prove a key step in unlocking the communications potential of the internet.â€•

Members of the group plan to complete the process in 2007. The following companies and stakeholders have agreed to participate:

- Amnesty International
- Berkman Center for Internet & Society at Harvard Law School
- Boston Common Asset Management
- Business for Social Responsibility (Facilitator)
- Calvert Group
- Center for Democracy and Technology (Facilitator)
- Committee to Protect Journalists
- Domini Social Investments LLC
- Electronic Frontier Foundation
- Enterprise Privacy Group
- F&C Asset Management
- Google, Inc.
- Human Rights First
- Human Rights in China
- Human Rights Watch
- International Business Leaders Forum
- International Council on Human Rights Policy
- Microsoft
- Reporters Without Borders
- Trillium Asset Management
- United Nations Special Representative to the Secretary-General on business & human rights (Observer status)
- University of California, Berkeley School of Law-Boalt Hall
- Vodafone
- Yahoo! Inc.

More information:

Barbara-Anne Greenwald, Business for Social Responsibility
bagreenwald@bsr.org; Tel: +1 415 984 3233

Dave McGuire, Center for Democracy and Technology
dmcguire@cdt.org; Tel: + 1 202 637-9800

About Business for Social Responsibility

Since 1992, Business for Social Responsibility (BSR) has been providing socially responsible business solutions to many of the worldâ€™s leading corporations. Headquartered in San Francisco and with offices in Europe and China, BSR is a nonprofit business association that serves its 250 member companies and other Global 1000 enterprises. Through advisory services, convenings and research, BSR works with corporations and concerned stakeholders of all types to create a more just and sustainable global economy. For more information, visit www.bsr.org.

About Center for Democracy and Technology

The Center for Democracy and Technology works to promote democratic values and constitutional liberties in the digital age. With expertise in law, technology, and policy, CDT seeks practical solutions to enhance free expression and privacy in global communications technologies. CDT is dedicated to building consensus among all parties interested in the future of the Internet and other new communications media. For more information, visit www.cdt.org.

EXHIBIT I
WEBLOG

On being global

January 18th, 2007 at 8:08 am by Michael Samway, VP & Deputy General Counsel
In Trends & News

Yahoo! became a public company in April 1996 with around 100 employees. Ten days later, we launched Yahoo! Japan as a joint venture. By the end of the year, we were running Yahoo! businesses in six different countries. Back then, Yahoo! counted about 14 million page views a day, versus the nearly four billion we log today. Bringing the Yahoo! experience to users around the globe has been core to our approach from the get-go. Now more than 500 million users visit Yahoo!-branded properties worldwide every month, with the rate of user growth from outside the United States growing most rapidly.

For all the benefits we enjoy from operating in twenty plus countries and in more than a dozen languages, managing Yahoo! on a global scale creates plenty of challenges around complex and politically charged issues like censorship and user privacy.

How do we deal with obligations to follow laws of nations where the laws themselves or their application may have consequences inconsistent with internationally recognized values and standards? Are partially censored results, with notice to users, better than no results at all in a challenging market? Should we focus our concerns on censorship of political speech? Should companies draw the line on doing business somewhere based on the type of speech a government limits? Would it be a decision based on the quantity or the quality of limitations? And using which standards and measures? Could Article 19 of the Universal Declaration of Human Rights provide a starting point?. Our own First Amendment is quite broad; could that be a global standard? How do companies design product approaches that balance legitimate government rights and requirements for data access with adequate protections for user privacy? Do we agree neither right should be absolute and each should live in balance with the other? Should we design an approach that works in Beijing, Paris, Sao Paulo, Sydney, Toronto, and Washington, D.C. all at once? Is that possible? How far can a company go in challenging local laws and orders? What if it puts locally-based employees at risk? These are just a few of the questions we've been asking ourselves recently.

Fortunately, we haven't had to think about these questions alone. For most of the past year, we've been immersed in weekly meetings with top thinkers at Microsoft, Google and Vodafone — right, in some cases our fiercest competitors — to apply our collective wisdom to challenges to free expression and privacy. Early in 2006 we engaged the highly respected team at Business for Social Responsibility (BSR) to facilitate our industry dialogue, and we've also counted closely on the academic expertise of Harvard Law School's Berkman Center for Internet & Society.

We've looked closely at previous voluntary industry and multi-stakeholder initiatives, actively engaged individually and collectively with a wide group of international human rights groups and socially responsible investors, talked to

United Nations business and human rights experts, and consulted closely with the State Department's Global Internet Freedom Taskforce. The Center for Democracy and Technology (CDT), which also took a leadership role in convening stakeholder discussions, is now working with BSR to co-facilitate the next phase of a multi-stakeholder dialogue.

Today, our diverse group of companies, human rights organizations, academic institutions, and socially responsible investors announced a formal commitment to creating a set of global principles and operating procedures on freedom of expression and privacy — to guide "company behavior when faced with laws, regulations, and policies that interfere with the achievement of human rights" (check out the press release here). Our goals also include creating an implementation, accountability, and governance framework as well as a forum for sharing ideas. The political principles and human issues at stake are big ones — no two ways about it – and this next phase in the multi-stakeholder dialogue requires continued leadership, integrity, and teamwork from all sides.

Yahoo! is a company built on openness, free expression, and user trust. From our humble trailer roots with a small and devoted group of followers through our teenage years as a global company with hundreds of millions of users, we've seen open access to information transform communities and allow entrepreneurship to flourish as well as provide citizens with more freedom in how they live, work, exchange ideas, and make choices impacting their daily lives. Information can be a powerful tool for change and progress in the hands of internet users globally.

As a broad and diverse set of players at the table today, we're committed to harnessing the group's collective experience and brainpower to design an approach to doing business globally that consistently guides ethical decision-making in the business world's most challenging markets.

Michael Samway
VP & Deputy General Counsel

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EXHIBIT J
WEBLOG

The GIFT of giving

February 2nd, 2007 at 2:41 pm by Michael Samway, VP & Deputy General Counsel
In Trends & News

The crisp January air in Washington, D.C., is filled with the chatter of politics and foreign affairs. Ask a cabbie to drop you at the State Department — that venerable institution founded as the Department of Foreign Affairs in 1789 — and you'll get an unsolicited, loud, and lengthy opinion on U.S. foreign policy! Over the past year, I've visited the State Department a number of times for Yahoo!, principally meeting with Ambassador David Gross, Deputy Assistant Secretary Jeff Krilla, and their expert teams, all of whom are the lead thinkers behind the State Department's Global Internet Freedom Taskforce (GIFT) created in early 2006.

On Tuesday, I spoke on a GIFT panel on global free expression and the free flow of information. It was a special honor for me since I'd worked as a law clerk at the State Department Legal Adviser's Office nearly 15 years earlier. Back then as a wide-eyed intern, stepping into the State Department halls I pictured myself as a character in an elaborate John le Carré international mystery. This week's panel at the State Department was more technical Tom Clancy thriller, a state-of-the-art auditorium and an expertly moderated and sometimes provocative discussion on human rights, censorship, surveillance, encryption technology, data flows, and privacy rights.

A good-sized audience of about 80 people came to observe and participate, with many asking thoughtful and tough questions. In the crowd were technology and media companies, human rights groups, investor groups, academics, government officials, press, and concerned citizens. Despite spending nearly a year focused on this area for Yahoo!, with the diversity of participants and the passionate views on human rights, I wasn't sure what to expect from the discussion or the audience. Friendly? Hostile? New issues? Re-packaged ones?

On the first panel, a Ph.D. from the Berkman Center for Internet & Society gave a technical view of filtering and censorship challenges globally. A former State Department official and current senior vice president at investor Calvert explained just how an effective multi-stakeholder process can work. An analyst at investor F&C expounded on the findings of a recent study on access, security, and privacy. A senior leader at BSR compared previous voluntary initiatives and showed how complex questions involving sophisticated Internet technology may require new approaches to traditional human rights challenges. The tense moment on the first panel arrived when an Amnesty International representative opened his remarks by directly accusing Yahoo! and the other companies of cooperating with repressive regimes, including handing over information on political dissidents and limiting the free flow of information.

On the second panel, I joined representatives from the Center for Democracy and Technology , Human Rights First, Google, and Microsoft, and we each raised some of the vexing questions we all wrestle with in the field of business and human rights. Partly in response to comments from the first panel, I explained that we condemn the punishment of any activity internationally recognized as free expression and that the relationship between law enforcement entities and technology companies around the world is more complex than commonly understood. Rarely, if ever, will a company know the name, identity, or occupation of an individual connected to a user ID demanded by a law enforcement agency, whether in Munich, Mexico City, or Mumbai. What we do know is we protect user privacy through rigorous compliance practices and careful adherence to law governing government demands for user information.

In response to questions on challenges companies face where the free flow of information is restricted, I discussed our belief that the presence of companies like Yahoo! in markets abroad can have a transformative effect on peoples' lives and on local and national economies. Information is power. Access to information, especially through the Internet, has changed what people know about the world around them and about events, people, and issues that directly impact their lives day-to-day. People know more about local public health issues, environmental causes, politics, consumer choices, and job opportunities. They communicate and interact like never before with family, friends, neighbors, and people locally, regionally, and even globally with similar interests. And the Internet drives innovation across sectors, including in science, medicine, business, and journalism to name a few.

In a thoughtful Wall Street Journal piece from January 27, journalist Emily Parker noted that because of virtual assembly, or online gatherings, a democratic consciousness has developed inside places like China, despite broad limitations on free expression and the free flow of information. In short, information is empowering in both ordinary and extraordinary ways. It can be disruptive or even revolutionary. It's the single greatest reason certain governments fear open use of the Internet and the free flow of information.

The common theme from both panels was that responding to the challenges of restrictions on free expression and privacy globally requires collective action. At Yahoo!, we're fully committed. The more broad-based the response, the more effective and sustainable. The State Department's engagement and support through their own complimentary global initiatives, including GIFT, reinforces our belief we're moving in the right direction on behalf of the global community of Internet users. The positive partnership formed between companies, human rights groups, socially responsible investors, and academics — facilitated by BSR and CDT — makes us cautiously optimistic about the development of guiding principles and operational standards, for companies in our sector and eventually beyond, that will allow us to continue making profits with principle.

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EXHIBIT K
PRIVACY POLICY

Yahoo! Privacy Policy

Yahoo! takes your privacy seriously. Please read the following to learn more about our privacy policy.

NOTICE: Click here for important information about safe surfing from the Federal Trade Commission.

What This Privacy Policy Covers

- This policy covers how Yahoo! treats personal information that Yahoo! collects and receives, including information related to your past use of Yahoo! products and services. Personal information is information about you that is personally identifiable like your name, address, email address, or phone number, and that is not otherwise publicly available.
- This policy does not apply to the practices of companies that Yahoo! does not own or control, or to people that Yahoo! does not employ or manage. In addition, some companies that Yahoo! has acquired have their own, preexisting privacy policies which may be viewed on our acquired companies page.
- Yahoo! participates in the Safe Harbor program developed by the U.S. Department of Commerce and the European Union. To view our certification, visit the U.S. Department of Commerce's Safe Harbor Web site. For more information about Yahoo!'s participation in the Safe Harbor program, please visit our Safe Harbor details page.

Information Collection and Use

General

- Yahoo! collects personal information when you register with Yahoo!, when you use Yahoo! products or services, when you visit Yahoo! pages or the pages of certain Yahoo! partners, and when you enter promotions or sweepstakes. Yahoo! may combine information about you that we have with information we obtain from business partners or other companies.
- When you register we ask for information such as your name, email address, birth date, gender, ZIP code, occupation, industry, and personal interests. For some financial products and services we might also ask for your address, Social Security number, and information about your assets. When you register with Yahoo! and sign in to our services, you are not anonymous to us.
- Yahoo! collects information about your transactions with us and with some of our business

partners, including information about your use of financial products and services that we offer.

- Yahoo! automatically receives and records information on our server logs from your browser, including your IP address, Yahoo! cookie information, and the page you request.
- Yahoo! uses information for the following general purposes: to customize the advertising and content you see, fulfill your requests for products and services, improve our services, contact you, conduct research, and provide anonymous reporting for internal and external clients.

Children

- When a child under age 13 attempts to register with Yahoo!, we ask the child to have a parent or guardian create a Yahoo! Family Account to obtain parental permission.
- Yahoo! does not contact children under age 13 about special offers or for marketing purposes without a parent's permission.
- Yahoo! does not ask a child under age 13 for more personal information, as a condition of participation, than is reasonably necessary to participate in a given activity or promotion.

Information Sharing and Disclosure

- Yahoo! does not rent, sell, or share personal information about you with other people or non-affiliated companies except to provide products or services you've requested, when we have your permission, or under the following circumstances:
    - We provide the information to trusted partners who work on behalf of or with Yahoo! under confidentiality agreements. These companies may use your personal information to help Yahoo! communicate with you about offers from Yahoo! and our marketing partners. However, these companies do not have any independent right to share this information.
    - We have a parent's permission to share the information if the user is a child under age 13. Parents have the option of allowing Yahoo! to collect and use their child's information without consenting to Yahoo! sharing of this information with people and companies who may use this information for their own purposes.
    - We respond to subpoenas, court orders, or legal process, or to establish or exercise our legal rights or defend against legal claims.
    - We believe it is necessary to share information in order to investigate, prevent, or take action regarding illegal activities, suspected fraud, situations involving potential threats to the physical safety of any person, violations of Yahoo!'s terms of use, or as otherwise required by law.
    - We transfer information about you if Yahoo! is acquired by or merged with another company. In this event, Yahoo! will notify you before information about you is transferred and becomes subject to a different privacy policy.
- Yahoo! displays targeted advertisements based on personal information. Advertisers (including ad serving companies) may assume that people who interact with, view, or click targeted ads

meet the targeting criteria—for example, women ages 18-24 from a particular geographic area.

- Yahoo! does not provide any personal information to the advertiser when you interact with or view a targeted ad. However, by interacting with or viewing an ad you are consenting to the possibility that the advertiser will make the assumption that you meet the targeting criteria used to display the ad.
- Yahoo! advertisers include financial service providers (such as banks, insurance agents, stock brokers and mortgage lenders) and non-financial companies (such as stores, airlines, and software companies).

- Yahoo! works with vendors, partners, advertisers, and other service providers in different industries and categories of business. For more information regarding providers of products or services that you've requested please read our detailed reference links.

Cookies

- Yahoo! may set and access Yahoo! cookies on your computer.
- Yahoo! lets that show advertisements on some of our pages set and access their cookies on your computer. Other companies' use of their cookies is subject to their own privacy policies, not this one. Advertisers or other companies do not have access to Yahoo!'s cookies.
- Yahoo! uses web beacons to access Yahoo! cookies inside and outside our network of web sites and in connection with Yahoo! products and services.

Your Ability to Edit and Delete Your Account Information and Preferences

General

- You can edit your Yahoo! Account Information, including your marketing preferences, at any time.
- New categories of marketing communications might be added to the Marketing Preferences page from time to time. Users who visit this page can opt out of receiving future marketing communications from these new categories or they can unsubscribe by following instructions contained in the messages they receive.
- We reserve the right to send you certain communications relating to the Yahoo! service, such as service announcements, administrative messages and the Yahoo! Newsletter, that are considered part of your Yahoo! account, without offering you the opportunity to opt out of receiving them.
- You can delete your Yahoo! account by visiting our Account Deletion page. Please click here to read about information that might possibly remain in our archived records after your account has been deleted.

Children

- Parents can review, edit, and delete information relating to their child's Yahoo! account using tools offered by Yahoo! Family Accounts.
- If a parent chooses not to allow us to further collect or use a child's information, parents enrolled in Yahoo! Family Accounts can delete their child's account by signing into that child's account and then visiting our Account Deletion page. Please click here to read about information that might possibly remain in our archived records after your account has been deleted.

Confidentiality and Security

- We limit access to personal information about you to employees who we believe reasonably need to come into contact with that information to provide products or services to you or in order to do their jobs.
- We have physical, electronic, and procedural safeguards that comply with federal regulations to protect personal information about you.
- To learn more about security, including the security steps we have taken and security steps you can take, please read Security at Yahoo!.

Changes to this Privacy Policy

- Yahoo! may update this policy. We will notify you about significant changes in the way we treat personal information by sending a notice to the primary email address specified in your Yahoo! account or by placing a prominent notice on our site.

Questions and Suggestions

- Yahoo! is TRUSTe-certified. This certification applies to all English-language sites under the Yahoo.com domain. If you feel that your inquiry has not been satisfactorily addressed, you should contact TRUSTe, an independent privacy organization. TRUSTe serves as a liaison with Yahoo! to resolve your concern.
- If you have questions or suggestions, please complete a feedback form or you can contact us at:

Yahoo! Inc.
Customer Care - Privacy Policy Issues
701 First Avenue
Sunnyvale, CA 94089
(408) 349-5070

Effective Date: November 22, 2006

EXHIBIT L
NY COMPTROLLER PROPOSAL

THE CITY OF NEW YORK
OFFICE OF THE COMPTROLLER
1 CENTRE STREET
NEW YORK, N.Y. 10007-2341

WILLIAM C. THOMPSON, JR.
COMPTROLLER

December 5, 2006

Mr. Michael J. Callahan
Senior Vice President,
General Counsel and Secretary
Yahoo, Inc.
701 First Avenue
Sunnyvale, CA 94089

Dear Mr. Callahan:

The Office of the Comptroller of New York City is the custodian and trustee of the New York City Employees' Retirement System, the New York City Teachers' Retirement System, the New York City Police Pension Fund, and the New York City Fire Department Pension Fund, and custodian of the New York City Board of Education Retirement System (the "funds"). The funds' boards of trustees have authorized me to inform you of our intention to offer the enclosed proposal for consideration of stockholders at the next annual meeting.

I submit the attached proposal to you in accordance with rule 14a-8 of the Securities Exchange Act of 1934 and ask that it be included in your proxy statement.

Letters from The Bank of New York certifying the funds' ownership, continually for over a year, of shares of Yahoo, Inc. common stock are enclosed. The funds intend to continue to hold at least $2,000 worth of these securities through the date of the annual meeting.

We would be happy to discuss this initiative with you. Should the board decide to endorse its provisions as company policy, our funds will ask that the proposal be withdrawn from consideration at the annual meeting. Please feel free to contact me at (212) 669-2651 if you have any further questions on this matter.

Very truly yours,

Patrick Doherty
Enclosures
Yahoo 2007

INTERNET CENSORSHIP

Whereas, freedom of speech and freedom of the press are fundamental human rights, and free use of the Internet is protected in Article 19 of the Universal Declaration of Human Rights, which guarantees freedom to "receive and impart information and ideas through any media regardless of frontiers", and

Whereas, the rapid provision of full and uncensored information through the Internet has become a major industry in the United States, and one of its major exports, and

Whereas, political censorship of the Internet degrades the quality of that service and ultimately threatens the integrity and viability of the industry itself, both in the United States and abroad, and

Whereas, some authoritarian foreign governments such as the Governments of Belarus, Burma, China, Cuba, Egypt, Iran, North Korea, Saudi Arabia, Syria, Tunisia, Turkmenistan, Uzbekistan, and Vietnam block, restrict, and monitor the information their citizens attempt to obtain, and

Whereas, technology companies in the United States such as Yahoo, that operate in countries controlled by authoritarian governments have an obligation to comply with the principles of the United Nations Declaration of Human Rights, and

Whereas, technology companies in the United States have failed to develop adequate standards by which they can conduct business with authoritarian governments while protecting human rights to freedom of speech and freedom of expression,

Therefore, be it resolved, that shareholders request that management institute policies to help protect freedom of access to the Internet which would include the following minimum standards:

1) Data that can identify individual users should not be hosted in Internet restricting countries, where political speech can be treated as a crime by the legal system.
2) The company will not engage in pro-active censorship.
3) The company will use all legal means to resist demands for censorship. The company will only comply with such demands if required to do so through legally binding procedures.
4) Users will be clearly informed when the company has acceded to legally binding government requests to filter or otherwise censor content that the user is trying to access.
5) Users should be informed about the company's data retention practices, and the ways in which their data is shared with third parties.
6) The company will document all cases where legally-binding censorship requests have been complied with, and that information will be publicly available.

EXHIBIT M
USCC RECOMMENDATION

THE COMMISSION'S KEY RECOMMENDATIONS

The Commission believes that 10 of its 44 recommendations to Congress are of particular significance. These are presented below in the order in which they appear in the Report. The complete list of 44 recommendations appears at the Report's conclusion, on page 205.

- ***Pressing a WTO case against China's IPR violations***—The Commission recommends that Congress urge the U.S. Trade Representative to press ahead aggressively with a WTO case against China for its manifest failures to enforce intellectual property rights, selecting the best of many potential cases in order to establish a strong precedent, and that Congress urge the U.S. Trade Representative to enlist other nations to join in the case. *(Chapter 1)*

- ***Securing China's cooperation to end genocide in Darfur***—The Commission recommends that Congress urge the Administration to seek direct dialogue and cooperation with China with regard to securing a resolution to the conflict in the Darfur region of Sudan that will halt the genocide occurring there and provide security and basic human rights for the affected population. Congress should instruct the Administration to report semiannually on China's actions in Sudan and any progress that has been made through dialogue with China. *(Chapter 2)*
- ***Facilitating Taiwan's participation in international organizations***—The Commission recommends that in response to China's efforts to isolate Taiwan, Congress encourage the Administration to implement a long-term policy to facilitate Taiwan's participation in international organizations and activities for which statehood is not a prerequisite, such as the World Health Organization, the Community of Democracy, the Proliferation Security Initiative, and other multilateral public health, counterproliferation, counterterror, and economic organizations as appropriate. Congress should instruct the Administration to report annually on its actions to ensure that Taiwan is not isolated in the world community. *(Chapter 2)*
- ***Inspecting North Korean ships at sea and containers in Chinese ports***—The Commission recommends that Congress urge the Administration to seek agreement with China to carry out inspections at sea of ships bound to or from North Korean ports and establish a U.S.-China joint operation to inspect for contraband all shipping containers being moved to or from North Korea when they pass through Chinese ports, in fulfillment of the obligations under U.N. Security Council Resolution 1718 to prevent the sale or transfer of missiles, and nuclear and other weapons-related materials and technologies, to and from North Korea. *(Chapter 2)*
- ***Permitting sanctions against Chinese parent companies of proliferating subsidiaries***—The Commission recommends that current sanctions against Chinese companies that proliferate equipment and technology related to weapons of mass destruction and their delivery systems be broadened and harmonized for increased effectiveness. The Commission recommends that Congress expand current sanctions regimes to extend penalties to the Chinese parent company of a subsidiary that engages in proliferation activities, regardless of the parent company's knowledge of or involvement in the problematic transaction. Access to U.S. markets (including capital markets), technology transfers, and U.S. government grants and loans should be restricted from proliferating companies and their Chinese parent companies and related subsidiaries irrespective of the related firms' knowledge of the transfers in question. *(Chapter 2)*
- ***Insisting China fulfill its obligations under U.N. Resolutions sanctioning North Korea for proliferation***—The Commission recommends that Congress instruct the Administration to insist that China fulfill its obligations under U.N. Security Council Resolutions 1695 and 1718 and take more significant

measures to denuclearize the Korean peninsula and counter North Korean proliferation activities. The Congress should further instruct the Administration to report semiannually about specific actions the Chinese government has taken in this regard. *(Chapter 2)*

- ***Conducting a strategic dialogue about the use of space***—The Commission recommends that Congress direct the Administration to engage in a strategic dialogue with China on the importance of space surveillance, the military use of space, and space weapons. Such a dialogue should include strategic warning and verification measures. *(Chapter 3)*
- ***More effectively assessing China's military modernization***—The Commission recommends that Congress instruct the Director of National Intelligence, working with the Department of Defense, to formulate and establish a more effective program for assessing the nature, extent, and strategic and tactical implications of China's military modernization and development. *(Chapter 3)*
- ***Tracing supply chains of critical weapons systems***—The Commission recommends that Congress require the U.S. Department of Defense to trace the supply chains of all components of critical weapons systems. *(Chapter 4)*
- ***Prohibiting U.S. companies from disclosing information about Chinese users or authors of online content***—The Commission recommends that Congress prohibit disclosure by U.S. companies to the Chinese government, in the absence of formal legal action by the Chinese government, of information about Chinese users or authors of online content. Congress should require that where a U.S. company is compelled to act, it shall inform the U.S. government. A compilation of this information should be made publicly available semi-annually. *(Chapter 6)*

ENDNOTES

1. U.S. Trade Representative, *2006 National Trade Estimate; Foreign Trade Barriers*, (Washington, DC: March 2006), p. 92.
2. U.S. Trade Representative, *2006 Special 301 Report*, (Washington, DC: April, 2006), p. 1.
3. First Global Conference on Combating Counterfeiting, May 25-26, 2004, cited in U.S. Chamber of Commerce, *Countering Global Counterfeiting and Piracy*, Summer 2006, p. 6.
4. Ted Fishman, "How to Stop Intellectual Property Theft in China," *Inc. Magazine*, June 2006. www.inc.com/magazine / 20060601/ip-theft.html
5. U.S. Trade Representative, *2005 Special 301 Report*. www.ustr.gov/assets/Document_Library/Reports_Publications/2005/2005_Special_301/asset_upload_file195_7636.pdf.
6. U.S. Trade Representative, *2005 Special 301 Report*. www.ustr.gov/assets/Document_Library/Reports_Publications/2005/2005_Special_301/asset_upload_file195_7636.pdf.
7. Department of Homeland Security, U.S. Customs and Border Protection, and U.S. Immigration and Customs Enforcement, *FY2005 IPR Seizure Statistics*, p. 5. http://www.cbp.gov/xp/cgov/import/commercial_enforcement/ipr/seizure/fy05_midyear_stats.ctt/fy05_ipr_midyear.pdf.
8. "counterfeit drugs cost the global pharmaceutical industry US$32bn a year ... a significant proportion of these counterfeits originate in China." PriceWaterhouseCoopers, *Investing in China's Pharmaceutical Industry*, March 2006, p. 5.

9. Senate Committee on Commerce, Science and Transportation, *Piracy and Counterfeiting in China*, Testimony of Franklin J. Vargo, March 8, 2006.

10. Wayne M. Morrison, *China-US Trade Issues*, (Congressional Research Service, Washington DC: May 16, 2006), p. 10. www.usembassy.at/en/download/pdf/china_trade.pdf.

11. Central Intelligence Agency, *World Factbook*. www.cia.gov/publications/factbook/geos/ch.html. The Ministry of Commerce of the People's Republic of China reported a $2.3 trillion GDP for 2005. English.mofcom.cn/aarticle/topic/bizchina/macroeconomy/200608/20060802933465.html.

12. Business Software Alliance, *Third Annual BSA and IDC Global Software Piracy Study*, May 2005. p. 4. www.bsa.org/globalstudy/upload/2005-2006%20Global%20Piracy%20Study.pdf.

13. "Main characteristics of China's Foreign Policy," Embassy of the People's Republic of China in the United States of America. www.china-embassy.org/eng/zmgx/zgwjzc/t35077.htm.

14. Jin Liangxiang, "Energy First—China and the Middle East," *Middle East Quarterly*, vol. 12, iss. 2 (Spring 2005). www.meforum.org/article/694.

15. U.S. Department of Energy, Energy Information Administration, *Country Analysis Briefs: China*, (Washington, DC: Updated August 2006). www.eia.doe.gov/emeu/cabs/China/Full.html.

16. U.S. Department of Energy, Energy Information Administration, *Country Analysis Briefs: China*, (Washington, DC: Updated August 2006). www.eia.doe.gov/emeu/cabs/China/Full.html. See also U.S. Congress, *Energy Policy Act 2005, Section 1837: National Security Review of International Energy Requirements*, report prepared by U.S. Department of Energy, (February 2006), p. 4.

17. For more information on Chinese use of network-centric warfare to attack carrier battle groups, see Zhang Kaide and Zhao Shubin, "Shimin Daji Zhihui Kongzhi Jishu Chutan" ("The Command and Control Technology of Time Critical Strikes"), *Zhihui Kongzhi yu Fangzhen (Command and Control Simulation)* 8, No. 2 (April 2006), pp. 1–5. Also see, Nie Yubao, "Daji Haishang Di Da Jian Jianting Biandui de Dianzi Zhan Zhanfa" ("Current Methods for Electronic Warfare Attacks on Heavily Fortified Naval Formations"), *Wo Jun Xinxi Zhan Wenti Yanjiu (Research on Questions about Information Warfare)*, (National Defense University Press, Beijing: 1999).

18. D. Leiker, K. Schicker, D. Tsui, *Crusin'—An In-depth Look at the Chinese Auto Industry* (Robert W. Baird & Co. Incorporated: June 2006), p.6.

160 Maidenhair Ct.
San Ramon, Ca. 94582
February 20, 2007

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street NE
Washington D. C. 20549

Re: Yahoo! Stockholder Proposal

Dear Madam/Sir:

This letter responds to a letter of February 7, 2007, from Christina Lai, Senior Legal Director of Yahoo!, in which she indicates management's intention to omit my (and Andrew Zhao's) resolution for the upcoming annual stockowner meeting. You will find all of Yahoo!'s arguments to be without merit, and I urge you not to allow the intended omission.

1. I am disappointed that Yahoo!'s senior legal director could not make a logic conclusion from my broker's document which indicates that I have purchased 100 shares of Yahoo's stocks and have continuously held that 100 shares without any change. To make things simple and easy, I am enclosing a letter of February 14, 2007 from my broker as a more adequate proof of my ownership of Yahoo! stock for the required time period. Andrew Zhao will submit a similar confirmation letter to you after he receives the letter from the broker.

2. The issue of our resolution goes far beyond "ordinary business". The internet and its operating policies have become enormous public issues of political and moral concerns. None of the matters in our resolution are merely inconsequential details of the mechanics of internet operations. The SEC has often recognized the public policy thrust of stockowner resolutions. This is one of them.

3. Ms. Lai says that some portions of the resolution have been implemented. This is not adequate. The rule talks about substantially implementing the proposal. The cited portions are not a substantial part of the requested actions. Yahoo! is more than welcome to mention its initiatives in these matters in its opposing statement, if it intends to oppose it.

4. Ms. Lai says that Yahoo! cannot implement some of the portions. As a matter of fact, I know Yahoo! could do much better and prouder business in China since I was graduated from Tsinghua University and some of my alumni inside the Chinese government told me that they expected Yahoo! to do better. If Yahoo! ever has the willing to seek help from the Chinese people, we can work together to change China's Internet policy, as we have done so for years. That said, I am willing to amend the proposal to add the words "to the extent it has the power to do so" in the first "resolved" paragraph after "'Global Internet' policy".

5. The other proposal is not identical to ours. And, Ms. Lai's letter indicates that Yahoo! has excluded that proposal.

6. If you determine that the cited exception would be required in order for the supporting statement to avoid misleading, I am willing to amend the supporting statement to include the suggested language from Yahoo!'s letter.

Yours truly,

Jing Zhao

Jing Zhao

cc: Ms. Christina Lai, Mr. Andrew Zhao, Ms. Ann Lau

1005 North Ameritrade Place, Bellevue, NE 68005 tdameritrade.com

February 14, 2007

Jing Zhao
160 Maidenhair Ct
San Ramon, CA 94582

RE: Account Number: xxx-x4029
File Number: 120372269

Dear Dr. Zhao,

Please be advised that you purchased 100 shares of Yahoo Inc. (YHOO) on July 8, 2004 and as of the close of business on February 13, 2007 you have continuously held that 100 shares in your account. Please find enclosed the trade confirmation for this purchase.

Please email us again or call Client Services at **800-934-4448** if you have any questions regarding this matter.

Sincerely,

Peter Dodd
TD AMERITRADE

160 Maidenhair Ct.
San Ramon, Ca. 94582
February 21, 2007

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street NE
Washington D. C. 20549

Re: Yahoo! Stockholder Proposal

Dear Madam/Sir:

This letter responds to a letter of February 7, 2007, from Christina Lai, Senior Legal Director of Yahoo!, in which she indicates management's intention to omit my (and Jing Zhao's) resolution for the upcoming annual stockowner meeting.

Jing Zhao has sent you a rebuttal letter yesterday (enclosed here again) and mentioned "Andrew Zhao will submit a similar confirmation letter to you after he receives the letter from the broker." Here is the confirmation letter. You can also call TD Ameritrade at 800-934-4448 to confirm my continuous ownership of Yahoo! shares since 2/24/04 until today.

Yours truly,

Andrew A. Zhao

Andrew A. Zhao

cc: Ms. Christina Lai, Mr. Jing Zhao, Ms. Ann Lau

TD AMERITRADE

1005 North Ameritrade Place, Bellevue, NE 68005 tdameritrade.com

RECEIVED
2007 MAR 12 PM 2:30

February 13, 2007

Rongping Du Fbo
Andrew Anyuan Zhao Bene
Coverdell Svngs Td Bk Usa Cust
160 Maidenhair Ct.
San Ramon, CA 94582

RE: Account Number: 589-94409

Dear Mr. & Mrs. Zhao,

We recently received a request to confirm your shares of Yahoo Inc. (YHOO). Our records indicate you purchased 45 shares of YHOO on 2/24/04. Furthermore, YHOO completed a 2 for 1 stock split on 5/11/04 leaving you with a total of 90 shares. As of today, 2/13/07, our records indicate you still own 90 shares of YHOO.

Please contact TD AMERITRADE Client Services at **800-934-4448** if you have any questions regarding this matter.

Sincerely,

Dawn Schmidt

Dawn Schmidt
TD AMERITRADE

YAHOO!

1934 Act/Rule 14a-8

March 12, 2007

VIA COURIER

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, NE
Washington, D.C. 20549

Re: Intention to Omit Stockholder Proposal Submitted by Mr. Jing Zhao and Mr. Andrew Zhao

Ladies and Gentlemen:

This letter supplements the letter of February 7, 2007, relating to a proposal (the "Proposal") and supporting statement (the "Supporting Statement") submitted to Yahoo! Inc. ("Yahoo!" or the "Company") by Mr. Jing Zhao and Mr. Andrew Zhao (collectively, the "Proponents") for inclusion in the Company's proxy statement for its 2007 Annual Meeting of Stockholders (the "2007 Proxy Statement"). In our February 7 letter, we notified the Securities and Exchange Commission (the "Commission") and the Proponents of the Company's intention to omit the Proposal and Supporting Statement from the Company's 2007 Proxy Statement on the grounds set forth in Rule 14a-8(f), Rule 14a-8(i)(7), Rule 14a-8(i)(10), Rule 14a-8(i)(6), Rule 14a-8(i)(11) and Rule 14a-8(i)(3). We further requested in our letter that the staff of the Division of Corporation Finance (the "Staff") confirm that it will not recommend enforcement action to the Commission if Yahoo! omits the Proposal and Supporting Statement from its 2007 Proxy Statement.

In an effort to rebut the arguments in our February 7 letter, Mr. Jing Zhao and Mr. Andrew Zhao have submitted letters to the Commission dated February 20, 2007 and February 21, 2007, respectively (the "Response Letters"), together with accompanying letters from TD Ameritrade dated February 14, 2007 and February 13, 2007, respectively. For the reasons discussed in more detail below, Yahoo! believes that the Response Letters and accompanying letters from TD Ameritrade do not persuasively rebut the Company's arguments set forth in its February 7 letter. Accordingly, Yahoo! reiterates its intention to omit the Proposal and Supporting Statement from its 2007 Proxy Statement on the grounds set forth in its February 7 letter, and hereby reaffirms its request that the Staff confirm that it will not recommend any enforcement action to the Commission if Yahoo! omits the Proposal and Supporting Statement from its 2007 Proxy Statement.

In accordance with Rule 14a-8(j), we have enclosed for filing six copies of this letter. We are also concurrently sending a copy of this letter to the Proponents, as well as to Ms. Ann Lau of the Visual Artists Guild.

Omission on the Basis of Rule 14a-8(f) and Rule 14a-8(b)

In the Company's February 7 letter, the Company stated its view, based on the Commission's rules and Staff interpretations, that the materials submitted by the Proponents were insufficient to establish that they continuously owned the requisite number of shares of Company stock for at least one year as of the date on which they submitted the Proposal to the Company. The Company believes that the TD Ameritrade letters accompanying the Proponents' February 20 and 21 letters are similarly deficient for the following reasons:

- The February 20 and 21, 2007 letters and accompanying TD Ameritrade letters were not postmarked or transmitted electronically to the Company within the time period prescribed by Rule 14a-8(f). By letter dated December 21, 2006 (a copy of which is attached as Exhibit D to the Company's February 7 letter to the Staff), the Company notified the Proponents of the specific deficiencies in their original submission (quoting the relevant requirements in Rule 14a-8(b)(2)(i)), and advised them that their response must be postmarked or transmitted electronically no later than 14 days from the date that they received the Company's letter. The Company sent its December 21 letter to the Proponents by overnight courier, and believes that the Proponents received the letter as early as December 22, 2006. In any case, the Proponents responded to the Company's request by letter dated December 27, 2006, with documents that failed sufficiently to verify that the Proponents satisfied the requisite continuous ownership requirements as of the date that they submitted the Proposal. By any calculation, the February 20 and 21 letters and accompanying materials from the Proponents were not postmarked or transmitted electronically within 14 days of the date that the Proponents received the Company's December 21 letter notifying them of the deficiencies from the Company. Given the clarity and specificity of the Company's December 21 letter to the Proponents, the Company does not believe that the Proponents should be afforded additional time in which to submit adequate proof that they satisfy the requisite ownership requirements.

- The February 13 and 14, 2007 letters from TD Ameritrade do not present information as of a date that corresponds to the date on which the Proponents submitted the Proposal. Even if the Proponents had timely submitted the February 13 and 14, 2007 letters from TD Ameritrade, these letters fail to present information as of a date that corresponds to the date on which the Proponents submitted the Proposal, regardless of whether one uses December 7 (the date of the Guild's letter) or December 10 (the date of the Proponents' initial letter) as the date of submission.

- The TD Ameritrade letter pertaining to Mr. Andrew Zhao is not adequate to verify that he has satisfied the continuous ownership requirement in Rule 14a-8(b). In addition to the deficiencies noted above, the February 13, 2007 letter from TD Ameritrade concerning Mr. Andrew Zhao's ownership does not contain an affirmative written statement that specifically verifies that Mr. Zhao *continuously* owned the securities for a period of one year as of the time that he submitted the Proposal.

Thus, for these reasons set forth above and in its February 7 letter, the Company believes that it may properly omit the Proposal and Supporting Statement from its 2007 Proxy Statement in reliance on Rule 14a-8(b) and 14a-8(f).

Other Bases for Exclusion Under Rule 14a-8

In his February 20 letter, Mr. Jing Zhao offers only personal impressions and opinions to respond to the arguments in the Company's February 7 letter to the Staff. While the Company respects Mr. Zhao's views, Yahoo! does not believe that he has effectively rebutted any of the Company's positions with respect to exclusion of the Proposal and Supporting Statement under Rule 14a-8. Furthermore, the Company does not believe that it would be appropriate under the circumstances and at this late date to allow Mr. Zhao the opportunity to make changes to the Proposal or Supporting Statement.[1] Accordingly, the Company reaffirms the arguments in its February 7 letter, and for the reasons set forth therein, respectfully renews its request that the Staff confirm it will not recommend enforcement action to the Commission if Yahoo! omits the Proposal and Supporting Statement from its 2007 Proxy Statement.

Conclusion

Notwithstanding the arguments presented in the Proponents' Response Letters, the Company continues to believe that it may exclude the Proposal and Supporting Statement from its 2007 Proxy Statement pursuant to Rule 14a-8(f), Rule 14a-8(i)(7), Rule 14a-8(i)(10), Rule 14a-8(i)(6), Rule 14a-8(i)(11) and Rule 14a-8(i)(3). If the Staff has any questions or comments regarding this or any of our prior submissions, please call me at (408) 349-7131, or in my absence, Thomas J. Leary, Esq., of O'Melveny & Myers LLP at (949) 823-7118. If the Staff concludes that the Proposal and Supporting Statement should not be excluded from the 2007 Proxy Statement, we would appreciate the opportunity of a conference prior to the issuance of a formal response. In any case, when the Staff issues its formal response, we respectfully ask that you send a copy of the response by facsimile to the undersigned at (408) 349-3400, and to Mr. Leary at O'Melveny & Myers LLP at (949) 823-6994, and by facsimile, courier or U.S. mail to the Proponents.

---

[1] The Company has not agreed to accept the changes proffered by Mr. Zhao in his February 20 letter. However, the Company notes that even if such changes were made to the Proposal and Supporting Statement, such changes would arguably address only two of the six bases set forth by the Company for exclusion of the Proposal and Supporting Statement under Rule 14a-8.

Please acknowledge receipt of this letter by date stamping an enclosed copy of this letter and returning the date-stamped copy to our messenger.

Very truly yours,

Christina Lai
Senior Legal Director

cc: Mr. Jing Zhao
Mr. Andrew Zhao
Ms. Ann Lau, Visual Artists Guild
Michael J. Callahan, Senior Vice President and General Counsel, Yahoo! Inc.
Thomas J. Leary, Esq., O'Melveny & Myers LLP

160 Maidenhair Ct.
San Ramon, CA 94582
March 15, 2007

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street NE
Washington D. C. 20549

Re: Yahoo! Stockowner Proposal

Dear Madams/Sirs:

This responds to a letter of March 12, 2007, from Christina Lai, Senior Legal Director for Yahoo! with respect to my and Andrew Zhao's stockowner proposal.

With respect to our providing our ownership of Yahoo! shares for over one year, we have provided sufficient evidence with our first submission on time. Since Yahoo! had the difficulty to accept our ownership fact, as shown in their February 7, 2007 letter, we followed up with further evidence from TD Ameritrade to help Yahoo! to confirm our ownership, with good faith of constructive compliance with the rules. Even though Yahoo! did not find any evidence that we did not hold our Yahoo! stock continuously (we did not take any action after purchasing these shares several years ago), Yahoo! spent so much efforts to deny the simple fact of our ownership. As a matter of fact, I attended Yahoo! stockholders meeting in 2005 and raised this same issue in the Q&A session, and received Mr. Terry Semel's long uncomfortable explanation. Yahoo! could easily check the video record of this meeting, or just call TD Ameritrade to confirm our ownership. It is better if Yahoo! could focus on main relevant issues to rebut our arguments, and the best way is to put our proposal to vote at the 2007 annual shareholders meeting to trust our shareholders.

From Yahoo!'s handling of this case, we are deeply concerned of Yahoo!'s management of similar situations regarding international Internet business. For example, in the case of Shi Tao's arrest (I just talked to Shi Tao's brother Shi Hua last night), it is relatively easy to solve it to help Shi Tao, the Chinese authorities and Yahoo! itself. However, not only this case damaged Yahoo! costly without resolution until today, now another victim (Wang Xiaoning)'s wife comes to the U.S. to sue Yahoo!. Last year, when I guided some media friends, including "Reporters Without Borders," to visit Yahoo! HQ, Yahoo! mobilized contractor workers to block and threaten to call Sunnyvale police to expel us, I realized how poor Yahoo! was handling this kind of business. (That time I called Yahoo!, in vain though.) Yahoo!'s management of business needs improvement, and our proposal is just one starting step of contribution.

Secondly, our offer to amend our proposal still stands, if the SEC so requires. Oftentimes there are changes made to stockowner proposals after the original submission. Some are made in conformance with SEC comments. We stand ready and able to allow Yahoo! to accept our proposed amendments now or whenever the SEC suggests. This is just another good faith of harmony to reduce difference between Yahoo! and us.

Please do not let the proposed omission to proceed. This issue is too big to ignore. Not only it helps Internet users all over the world, it actually also helps Yahoo! in long term.

Respectfully,

Jing Zhao

Jing Zhao

cc: Ms. Christina Lai (via fax), Mr. Andrew Zhao, Ms. Ann Lau (via email)

160 Maidenhair Ct.
San Ramon, CA 94582
March 15, 2007

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street NE
Washington D. C. 20549

Re: Yahoo! Stockowner Proposal

Dear Madams/Sirs:

This responds to a letter of March 12, 2007, from Christina Lai, Senior Legal Director for Yahoo! with respect to my and Andrew Zhao's stockowner proposal.

With respect to our providing our ownership of Yahoo! shares for over one year, we have provided sufficient evidence with our first submission on time. Since Yahoo! had the difficulty to accept our ownership fact, as shown in their February 7, 2007 letter, we followed up with further evidence from TD Ameritrade to help Yahoo! to confirm our ownership, with good faith of constructive compliance with the rules. Even though Yahoo! did not find any evidence that we did not hold our Yahoo! stock continuously (we did not take any action after purchasing these shares several years ago), Yahoo! spent so much efforts to deny the simple fact of our ownership. As a matter of fact, I attended Yahoo! stockholders meeting in 2005 and raised this same issue in the Q&A session, and received Mr. Terry Semel's long uncomfortable explanation. Yahoo! could easily check the video record of this meeting, or just call TD Ameritrade to confirm our ownership. It is better if Yahoo! could focus on main relevant issues to rebut our arguments, and the best way is to put our proposal to vote at the 2007 annual shareholders meeting to trust our shareholders.

From Yahoo!'s handling of this case, we are deeply concerned of Yahoo!'s management of similar situations regarding international Internet business. For example, in the case of Shi Tao's arrest (I just talked to Shi Tao's brother Shi Hua last night), it is relatively easy to solve it to help Shi Tao, the Chinese authorities and Yahoo! itself. However, not only this case damaged Yahoo! costly without resolution until today, now another victim (Wang Xiaoning)'s wife comes to the U.S. to sue Yahoo!. Last year, when I guided some media friends, including "Reporters Without Borders," to visit Yahoo! HQ, Yahoo! mobilized contractor workers to block and threaten to call Sunnyvale police to expel us, I realized how poor Yahoo! was handling this kind of business. (That time I called Yahoo!, in vain though.) Yahoo!'s management of business needs improvement, and our proposal is just one starting step of contribution.

Secondly, our offer to amend our proposal still stands, if the SEC so requires. Oftentimes there are changes made to stockowner proposals after the original submission. Some are made in conformance with SEC comments. We stand ready and able to allow Yahoo! to accept our proposed amendments now or whenever the SEC suggests. This is just another good faith of harmony to reduce difference between Yahoo! and us.

Please do not let the proposed omission to proceed. This issue is too big to ignore. Not only it helps Internet users all over the world, it actually also helps Yahoo! in long term.

Respectfully,

Jing Zhao

Jing Zhao

cc: Ms. Christina Lai (via fax), Mr. Andrew Zhao, Ms. Ann Lau (via email)

160 Maidenhair Ct.
San Ramon, CA 94582
March 15, 2007

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street NE
Washington D. C. 20549

Re: Yahoo! Stockowner Proposal

Dear Madams/Sirs:

This responds to a letter of March 12, 2007, from Christina Lai, Senior Legal Director for Yahoo! with respect to my and Andrew Zhao's stockowner proposal.

With respect to our providing our ownership of Yahoo! shares for over one year, we have provided sufficient evidence with our first submission on time. Since Yahoo! had the difficulty to accept our ownership fact, as shown in their February 7, 2007 letter, we followed up with further evidence from TD Ameritrade to help Yahoo! to confirm our ownership, with good faith of constructive compliance with the rules. Even though Yahoo! did not find any evidence that we did not hold our Yahoo! stock continuously (we did not take any action after purchasing these shares several years ago), Yahoo! spent so much efforts to deny the simple fact of our ownership. As a matter of fact, I attended Yahoo! stockholders meeting in 2005 and raised this same issue in the Q&A session, and received Mr. Terry Semel's long uncomfortable explanation. Yahoo! could easily check the video record of this meeting, or just call TD Ameritrade to confirm our ownership. It is better if Yahoo! could focus on main relevant issues to rebut our arguments, and the best way is to put our proposal to vote at the 2007 annual shareholders meeting to trust our shareholders.

From Yahoo!'s handling of this case, we are deeply concerned of Yahoo!'s management of similar situations regarding international Internet business. For example, in the case of Shi Tao's arrest (I just talked to Shi Tao's brother Shi Hua last night), it is relatively easy to solve it to help Shi Tao, the Chinese authorities and Yahoo! itself. However, not only this case damaged Yahoo! costly without resolution until today, now another victim (Wang Xiaoning)'s wife comes to the U.S. to sue Yahoo!. Last year, when I guided some media friends, including "Reporters Without Borders," to visit Yahoo! HQ, Yahoo! mobilized contractor workers to block and threaten to call Sunnyvale police to expel us, I realized how poor Yahoo! was handling this kind of business. (That time I called Yahoo!, in vain though.) Yahoo!'s management of business needs improvement, and our proposal is just one starting step of contribution.

Secondly, our offer to amend our proposal still stands, if the SEC so requires. Oftentimes there are changes made to stockowner proposals after the original submission. Some are made in conformance with SEC comments. We stand ready and able to allow Yahoo! to accept our proposed amendments now or whenever the SEC suggests. This is just another good faith of harmony to reduce difference between Yahoo! and us.

Please do not let the proposed omission to proceed. This issue is too big to ignore. Not only it helps Internet users all over the world, it actually also helps Yahoo! in long term.

Respectfully,

Jing Zhao

Jing Zhao

cc: Ms. Christina Lai (via fax), Mr. Andrew Zhao, Ms. Ann Lau (via email)

160 Maidenhair Ct.
San Ramon, CA 94582
March 15, 2007

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street NE
Washington D. C. 20549

Re: Yahoo! Stockowner Proposal

Dear Madams/Sirs:

This responds to a letter of March 12, 2007, from Christina Lai, Senior Legal Director for Yahoo! with respect to my and Andrew Zhao's stockowner proposal.

With respect to our providing our ownership of Yahoo! shares for over one year, we have provided sufficient evidence with our first submission on time. Since Yahoo! had the difficulty to accept our ownership fact, as shown in their February 7, 2007 letter, we followed up with further evidence from TD Ameritrade to help Yahoo! to confirm our ownership, with good faith of constructive compliance with the rules. Even though Yahoo! did not find any evidence that we did not hold our Yahoo! stock continuously (we did not take any action after purchasing these shares several years ago), Yahoo! spent so much efforts to deny the simple fact of our ownership. As a matter of fact, I attended Yahoo! stockholders meeting in 2005 and raised this same issue in the Q&A session, and received Mr. Terry Semel's long uncomfortable explanation. Yahoo! could easily check the video record of this meeting, or just call TD Ameritrade to confirm our ownership. It is better if Yahoo! could focus on main relevant issues to rebut our arguments, and the best way is to put our proposal to vote at the 2007 annual shareholders meeting to trust our shareholders.

From Yahoo!'s handling of this case, we are deeply concerned of Yahoo!'s management of similar situations regarding international Internet business. For example, in the case of Shi Tao's arrest (I just talked to Shi Tao's brother Shi Hua last night), it is relatively easy to solve it to help Shi Tao, the Chinese authorities and Yahoo! itself. However, not only this case damaged Yahoo! costly without resolution until today, now another victim (Wang Xiaoning)'s wife comes to the U.S. to sue Yahoo!. Last year, when I guided some media friends, including "Reporters Without Borders," to visit Yahoo! HQ, Yahoo! mobilized contractor workers to block and threaten to call Sunnyvale police to expel us, I realized how poor Yahoo! was handling this kind of business. (That time I called Yahoo!, in vain though.) Yahoo!'s management of business needs improvement, and our proposal is just one starting step of contribution.

Secondly, our offer to amend our proposal still stands, if the SEC so requires. Oftentimes there are changes made to stockowner proposals after the original submission. Some are made in conformance with SEC comments. We stand ready and able to allow Yahoo! to accept our proposed amendments now or whenever the SEC suggests. This is just another good faith of harmony to reduce difference between Yahoo! and us.

Please do not let the proposed omission to proceed. This issue is too big to ignore. Not only it helps Internet users all over the world, it actually also helps Yahoo! in long term.

Respectfully,

Jing Zhao

Jing Zhao

cc: Ms. Christina Lai (via fax), Mr. Andrew Zhao, Ms. Ann Lau (via email)

160 Maidenhair Ct.
San Ramon, CA 94582
March 15, 2007

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street NE
Washington D. C. 20549

Re: Yahoo! Stockowner Proposal

Dear Madams/Sirs:

This responds to a letter of March 12, 2007, from Christina Lai, Senior Legal Director for Yahoo! with respect to my and Andrew Zhao's stockowner proposal.

With respect to our providing our ownership of Yahoo! shares for over one year, we have provided sufficient evidence with our first submission on time. Since Yahoo! had the difficulty to accept our ownership fact, as shown in their February 7, 2007 letter, we followed up with further evidence from TD Ameritrade to help Yahoo! to confirm our ownership, with good faith of constructive compliance with the rules. Even though Yahoo! did not find any evidence that we did not hold our Yahoo! stock continuously (we did not take any action after purchasing these shares several years ago), Yahoo! spent so much efforts to deny the simple fact of our ownership. As a matter of fact, I attended Yahoo! stockholders meeting in 2005 and raised this same issue in the Q&A session, and received Mr. Terry Semel's long uncomfortable explanation. Yahoo! could easily check the video record of this meeting, or just call TD Ameritrade to confirm our ownership. It is better if Yahoo! could focus on main relevant issues to rebut our arguments, and the best way is to put our proposal to vote at the 2007 annual shareholders meeting to trust our shareholders.

From Yahoo!'s handling of this case, we are deeply concerned of Yahoo!'s management of similar situations regarding international Internet business. For example, in the case of Shi Tao's arrest (I just talked to Shi Tao's brother Shi Hua last night), it is relatively easy to solve it to help Shi Tao, the Chinese authorities and Yahoo! itself. However, not only this case damaged Yahoo! costly without resolution until today, now another victim (Wang Xiaoning)'s wife comes to the U.S. to sue Yahoo!. Last year, when I guided some media friends, including "Reporters Without Borders," to visit Yahoo! HQ, Yahoo! mobilized contractor workers to block and threaten to call Sunnyvale police to expel us, I realized how poor Yahoo! was handling this kind of business. (That time I called Yahoo!, in vain though.) Yahoo!'s management of business needs improvement, and our proposal is just one starting step of contribution.

Secondly, our offer to amend our proposal still stands, if the SEC so requires. Oftentimes there are changes made to stockowner proposals after the original submission. Some are made in conformance with SEC comments. We stand ready and able to allow Yahoo! to accept our proposed amendments now or whenever the SEC suggests. This is just another good faith of harmony to reduce difference between Yahoo! and us.

Please do not let the proposed omission to proceed. This issue is too big to ignore. Not only it helps Internet users all over the world, it actually also helps Yahoo! in long term.

Respectfully,

Jing Zhao

Jing Zhao

cc: Ms. Christina Lai (via fax), Mr. Andrew Zhao, Ms. Ann Lau (via email)

160 Maidenhair Ct.
San Ramon, CA 94582
March 15, 2007

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street NE
Washington D. C. 20549

Re: Yahoo! Stockowner Proposal

Dear Madams/Sirs:

This responds to a letter of March 12, 2007, from Christina Lai, Senior Legal Director for Yahoo! with respect to my and Andrew Zhao's stockowner proposal.

With respect to our providing our ownership of Yahoo! shares for over one year, we have provided sufficient evidence with our first submission on time. Since Yahoo! had the difficulty to accept our ownership fact, as shown in their February 7, 2007 letter, we followed up with further evidence from TD Ameritrade to help Yahoo! to confirm our ownership, with good faith of constructive compliance with the rules. Even though Yahoo! did not find any evidence that we did not hold our Yahoo! stock continuously (we did not take any action after purchasing these shares several years ago), Yahoo! spent so much efforts to deny the simple fact of our ownership. As a matter of fact, I attended Yahoo! stockholders meeting in 2005 and raised this same issue in the Q&A session, and received Mr. Terry Semel's long uncomfortable explanation. Yahoo! could easily check the video record of this meeting, or just call TD Ameritrade to confirm our ownership. It is better if Yahoo! could focus on main relevant issues to rebut our arguments, and the best way is to put our proposal to vote at the 2007 annual shareholders meeting to trust our shareholders.

From Yahoo!'s handling of this case, we are deeply concerned of Yahoo!'s management of similar situations regarding international Internet business. For example, in the case of Shi Tao's arrest (I just talked to Shi Tao's brother Shi Hua last night), it is relatively easy to solve it to help Shi Tao, the Chinese authorities and Yahoo! itself. However, not only this case damaged Yahoo! costly without resolution until today, now another victim (Wang Xiaoning)'s wife comes to the U.S. to sue Yahoo!. Last year, when I guided some media friends, including "Reporters Without Borders," to visit Yahoo! HQ, Yahoo! mobilized contractor workers to block and threaten to call Sunnyvale police to expel us, I realized how poor Yahoo! was handling this kind of business. (That time I called Yahoo!, in vain though.) Yahoo!'s management of business needs improvement, and our proposal is just one starting step of contribution.

Secondly, our offer to amend our proposal still stands, if the SEC so requires. Oftentimes there are changes made to stockowner proposals after the original submission. Some are made in conformance with SEC comments. We stand ready and able to allow Yahoo! to accept our proposed amendments now or whenever the SEC suggests. This is just another good faith of harmony to reduce difference between Yahoo! and us.

Please do not let the proposed omission to proceed. This issue is too big to ignore. Not only it helps Internet users all over the world, it actually also helps Yahoo! in long term.

Respectfully,

Jing Zhao

Jing Zhao

cc: Ms. Christina Lai (via fax), Mr. Andrew Zhao, Ms. Ann Lau (via email)

160 Maidenhair Ct.
San Ramon, CA 94582
March 15, 2007

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street NE
Washington D. C. 20549

Re: Yahoo! Stockowner Proposal

Dear Madams/Sirs:

This responds to a letter of March 12, 2007, from Christina Lai, Senior Legal Director for Yahoo! with respect to my and Andrew Zhao's stockowner proposal.

With respect to our providing our ownership of Yahoo! shares for over one year, we have provided sufficient evidence with our first submission on time. Since Yahoo! had the difficulty to accept our ownership fact, as shown in their February 7, 2007 letter, we followed up with further evidence from TD Ameritrade to help Yahoo! to confirm our ownership, with good faith of constructive compliance with the rules. Even though Yahoo! did not find any evidence that we did not hold our Yahoo! stock continuously (we did not take any action after purchasing these shares several years ago), Yahoo! spent so much efforts to deny the simple fact of our ownership. As a matter of fact, I attended Yahoo! stockholders meeting in 2005 and raised this same issue in the Q&A session, and received Mr. Terry Semel's long uncomfortable explanation. Yahoo! could easily check the video record of this meeting, or just call TD Ameritrade to confirm our ownership. It is better if Yahoo! could focus on main relevant issues to rebut our arguments, and the best way is to put our proposal to vote at the 2007 annual shareholders meeting to trust our shareholders.

From Yahoo!'s handling of this case, we are deeply concerned of Yahoo!'s management of similar situations regarding international Internet business. For example, in the case of Shi Tao's arrest (I just talked to Shi Tao's brother Shi Hua last night), it is relatively easy to solve it to help Shi Tao, the Chinese authorities and Yahoo! itself. However, not only this case damaged Yahoo! costly without resolution until today, now another victim (Wang Xiaoning)'s wife comes to the U.S. to sue Yahoo!. Last year, when I guided some media friends, including "Reporters Without Borders," to visit Yahoo! HQ, Yahoo! mobilized contractor workers to block and threaten to call Sunnyvale police to expel us, I realized how poor Yahoo! was handling this kind of business. (That time I called Yahoo!, in vain though.) Yahoo!'s management of business needs improvement, and our proposal is just one starting step of contribution.

Secondly, our offer to amend our proposal still stands, if the SEC so requires. Oftentimes there are changes made to stockowner proposals after the original submission. Some are made in conformance with SEC comments. We stand ready and able to allow Yahoo! to accept our proposed amendments now or whenever the SEC suggests. This is just another good faith of harmony to reduce difference between Yahoo! and us.

Please do not let the proposed omission to proceed. This issue is too big to ignore. Not only it helps Internet users all over the world, it actually also helps Yahoo! in long term.

Respectfully,

Jing Zhao

Jing Zhao

cc: Ms. Christina Lai (via fax), Mr. Andrew Zhao, Ms. Ann Lau (via email)

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

END